Offer to Purchase for Cash
All Outstanding Shares of Common Stock

(Including the Associated Rights to Purchase Series A Junior Participating Preferred Stock)
of
MEDAREX, INC.
at
$16.00 NET PER SHARE
by
PUMA ACQUISITION CORPORATION
a wholly owned subsidiary of
BRISTOL-MYERS SQUIBB COMPANY

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, AUGUST 24, 2009,
UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of July 22, 2009 (the “Merger Agreement”), by and among Bristol-Myers Squibb Company (“Parent”), Puma Acquisition Corporation (“Purchaser”) and Medarex, Inc. (the “Company”). The Offer is conditioned upon (i) the satisfaction of the Minimum Tender Condition (as defined herein) and (ii) the expiration or termination prior to the expiration of the Offer of any waiting period (and any extension thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The term “Minimum Tender Condition” is defined in “The Tender Offer — Section 15 — Certain Conditions of the Offer” and generally requires that the number of outstanding shares of common stock, par value $0.01 per share, of the Company, including all rights to purchase Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement dated as of May 23, 2001, between the Company and Continental Stock Transfer & Trust Company, as amended from time to time (the “Shares”), which have been validly tendered and not validly withdrawn prior to the expiration of the Offer, when added to any Shares already owned by Parent and its subsidiaries, represents at least a majority of the outstanding Shares on a “fully diluted basis”. The Offer also is subject to other important conditions set forth in this Offer to Purchase. See “The Tender Offer — Section 15 — Certain Conditions of the Offer.”

The Board of Directors of the Company (the “Company Board”) has (i) approved the Merger Agreement, the merger of Purchaser with and into the Company with the Company as the surviving corporation (the “Merger”) and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of the Company and the shareholders of the Company that are unaffiliated with Parent that the Company enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to the Company and the Company’s shareholders that are unaffiliated with Parent and (iv) recommended that the Company’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement.

IMPORTANT

Any shareholder of the Company wishing to tender Shares in the Offer must (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares” or (ii) request such shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the shareholder. A shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such shareholder wishes to tender such Shares.

Any shareholder of the Company who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined herein) or the Dealer Manager (as defined herein) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may also be obtained from the Information Agent. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Dealer Manager for the Offer is:

J.P. Morgan Securities Inc.

July 28, 2009

SUMMARY TERM SHEET

Puma Acquisition Corporation, a wholly owned subsidiary of Bristol-Myers Squibb Company, is offering to purchase all of the outstanding Shares that are not already owned by Bristol-Myers Squibb Company and its subsidiaries for $16.00 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

The following are answers to some of the questions you, as a shareholder of the Company, may have about the Offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you because this summary may not contain all of the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

We are Puma Acquisition Corporation, a New Jersey corporation formed for the purpose of making this Offer. We are a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation that is the beneficial owner of 2,879,223 Shares, representing approximately 2.2% of the outstanding Shares. See the “Introduction” to this Offer to Purchase and “The Tender Offer — Section 8 — Certain Information Concerning Parent and Purchaser.”

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the outstanding Shares that are not already owned by Bristol-Myers Squibb Company and its subsidiaries. See the “Introduction” to this Offer to Purchase and “The Tender Offer — Section 1 — Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $16.00 per Share net to you in cash, without interest and less any required withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Bristol-Myers Squibb Company, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and not validly withdrawn and to provide funding for our Merger with the Company, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon any financing arrangements. Bristol-Myers Squibb Company intends to provide us with the necessary funds from cash on hand. See “The Tender Offer — Section 9 — Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares that are not already owned by Bristol-Myers Squibb Company and its subsidiaries solely for cash;

•	we, through our parent company, Bristol-Myers Squibb Company, will have sufficient funds available to purchase all Shares validly tendered in the Offer and not validly withdrawn in light of Bristol-Myers Squibb Company’s financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price in the Merger.

See “The Tender Offer — Section 9 — Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

Unless we extend the Offer, you will have until 12:00 midnight, New York City time, on Monday, August 24, 2009 (which is the end of the day on August 24, 2009), to tender your Shares in the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time. See “The Tender Offer — Section 1 — Terms of the Offer” and “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that so long as neither the Company nor Bristol-Myers Squibb Company terminates the Merger Agreement in accordance with its terms:

We may, without the Company’s consent, (i) extend the Offer on one or more occasions for any period not exceeding five business days (or such longer period as we and the Company agree) for any one extension, if at any then-scheduled expiration of the Offer any of the conditions to our obligation to accept for payment and pay for the Shares validly tendered in the Offer exist, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (or its staff) that is applicable to the Offer and (iii) if Bristol-Myers Squibb Company determines in good faith that a filing with the German Federal Cartel Office is required in connection with the Offer or the Merger, extend the Offer on one or more occasions for any period not exceeding five business days (or such longer period as we and the Company agree) for any one extension, for an aggregate period of time of not more than 25 business days, until the waiting period required by the German Federal Cartel Office (and any extension thereof) has been terminated or has expired.

We must extend the Offer, if requested by the Company, on one or more occasions for any period not to exceed five business days (or such longer period as we and the Company agree) for any one extension, if at any then-scheduled expiration of the Offer (i) any waiting period (and any extension thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has not expired or been terminated, (ii) the representation and warranty of the Company in the Merger Agreement related to the identification of certain restrictive contracts shall not be true and correct with respect to certain specified circumstances or (iii) there exists any law or judgment by a governmental entity that would, or any pending or threatened proceeding by a governmental entity that seeks to, (A) make illegal or otherwise prohibit or materially delay the consummation of the Offer or the Merger, (B) limit or prohibit our ability to own or operate our business or assets or the business or assets of the Company, (C) limit our ability to exercise our rights with respect to the Shares or (D) require us to divest any of the Shares. In addition, at the Company’s request, we must extend the Offer on one or more occasions for any period not to exceed five business days (or such longer period as we and the Company agree) for any one extension, for an aggregate period of time of not more than 20 business days, if at the then-scheduled expiration of the Offer, the Minimum Tender Condition or any of the conditions to the Offer in respect of the accuracy of the Company’s representations and warranties (other than the representation and warranty referred to in clause (ii) of the preceding sentence) or performance by the Company of its obligations under the Merger Agreement exist.

In addition, following our acceptance of Shares tendered in the Offer, we may, without the consent of the Company, provide a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended.

See “The Tender Offer — Section 1 — Terms of the Offer” for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Mellon Investor Services LLC, the depositary for the Offer, of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See “The Tender Offer — Section 1 — Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things,

•	satisfaction of the Minimum Tender Condition, and

•	the expiration or termination prior to the expiration of the Offer of any waiting period (and any extension thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The term “Minimum Tender Condition” is defined in “The Tender Offer — Section 15 — Certain Conditions of the Offer” and generally requires that the number of outstanding Shares which have been validly tendered and not validly withdrawn prior to the expiration of the Offer, when added to any Shares already owned by Parent and its subsidiaries, represents at least a majority of the outstanding Shares on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities convertible or exerciseable into Shares regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof).

The Offer also is subject to a number of other important conditions. We can waive some of these conditions without the Company’s consent. We cannot, however, change, modify or waive the Minimum Tender Condition without the consent of the Company. See “The Tender Offer — Section 15 — Certain Conditions of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the account of Mellon Investor Services LLC, the depositary for the Offer, at The Depository Trust Company, together with a completed Letter of Transmittal (or a facsimile thereof) and any other documents required by the Letter of Transmittal, to the depositary for the Offer, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the depositary for the Offer by the expiration of the Offer, you may still participate in the Offer by having a broker, a bank or other fiduciary that is an eligible institution guarantee on or prior to the expiration of the Offer that the missing items will be received by the depositary for the Offer within three trading days (calculated by reference to the NASDAQ Global Market) after the expiration of the Offer. For the tender to be valid, however, the depositary for the Offer must receive the missing items within that three trading day period. See “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by September 26, 2009, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not apply to Shares tendered in any subsequent offering period, if one is provided. See “The Tender Offer — Section 4 — Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one (with original delivered via overnight courier), with the required information to the depositary for the Offer while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares and such broker, banker or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. See “The Tender Offer — Section 4 — Withdrawal Rights.”

What does the Company Board think of the Offer?

The Company Board has (i) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of the Company and the shareholders of the Company that are unaffiliated with Parent that the Company enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to the Company and the Company’s shareholders that are unaffiliated with Parent and (iv) recommended that the Company’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement.

A description of the reasons for the positions taken by the Company Board with respect to the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to its shareholders together with this Offer to Purchase. See the “Introduction” to this Offer to Purchase.

If the tender offer is completed, will the Company continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, the Company no longer will be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining shareholders and publicly held Shares that the Company’s common stock will no longer be eligible to be traded through the NASDAQ Global Market or other securities exchanges, there may not be an active public trading market for the Company’s common stock, and the Company may no longer be required to make filings with the

Securities and Exchange Commission or otherwise comply with the Securities and Exchange Commission rules relating to publicly held companies. See “The Tender Offer — Section 13 — Certain Effects of the Offer.”

Will the tender offer be followed by a Merger if all of the Shares are not tendered in the Offer?

Yes. If we accept for payment and pay for such number of Shares that, considered together with all other Shares owned by Parent and its subsidiaries, constitute at least a majority of the Shares on a “fully diluted basis”, we expect to effect our Merger with and into the Company. If that Merger takes place, all remaining shareholders of the Company (other than us, Parent and the Company) will receive $16.00 per Share (or any other price per Share that is paid in the Offer) net in cash, without interest and less any required withholding taxes, and the Company will become a wholly owned subsidiary of Parent. See the “Introduction” to this Offer to Purchase.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs, you will subsequently receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, without any interest being paid on such amount and with such amount being subject to any required withholding taxes. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. If you decide not to tender your Shares in the Offer and we accept for payment the tendered Shares, but the Merger does not occur, you will remain a shareholder of the Company. However, there may be so few remaining shareholders and publicly held Shares that the Company’s common stock will no longer be eligible to be traded through the NASDAQ Global Market or other securities exchanges and there may not be an active public trading market for the Company’s common stock. Also, as described above, the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and “The Tender Offer — Section 13 — Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On July 22, 2009, the trading day on which we announced the execution of the Merger Agreement after the close of trading, the closing sale price of the Company’s common stock reported on the NASDAQ Global Market was $8.40 per Share. On July 27, 2009, the last full trading day before we commenced the Offer, the closing sale price of the Company’s common stock reported on the NASDAQ Global Market was $15.89 per Share. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See “The Tender Offer — Section 6 — Price Range of Shares; Dividends.”

What are the United States Federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. Federal income tax purposes. In general, if you hold Shares as capital assets for U.S. Federal income tax purposes and are a U.S. Holder (as defined under “The Tender Offer — Section 5 — Certain United States Federal Income Tax Consequences”), you will recognize a capital gain or loss on a sale of the Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger in an amount equal to the difference, if any, between the U.S. dollar amount received and your adjusted tax basis in the Shares. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. If you are a non-corporate U.S. Holder who has held the Shares for more than one year, any such capital gain will generally be subject to U.S. Federal income tax at a maximum rate of 15%. See “The Tender Offer — Section 5 — Certain United States Federal Income Tax Consequences.”

You are urged to consult your own tax advisors to determine the particular tax consequences to you of the Offer and the Merger (including the application and effect of any state, local or foreign income and other tax laws).

Who should I call if I have questions about the Offer?

You may call Georgeson Inc. at (800) 491-3096 (toll-free) or J.P. Morgan Securities Inc. at (877) 371-5947 (toll-free). Georgeson Inc. is acting as the information agent and J.P. Morgan Securities Inc. is acting as the dealer manager for the Offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of
Common Stock of Medarex, Inc.:

INTRODUCTION

Puma Acquisition Corporation, a New Jersey corporation (“Purchaser”) and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), including all associated rights to purchase Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the “Rights Agreement”) dated as of May 23, 2001, between Medarex, Inc. and Continental Stock Transfer & Trust Company, as amended from time to time (the “Rights” and, together with the Common Stock, the “Shares,” and each, a “Share”), of Medarex, Inc., a New Jersey corporation (the “Company”), that are not already owned by Parent and its subsidiaries, at a price of $16.00 per Share net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the Letter of Transmittal.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 22, 2009 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Offer is conditioned upon (i) the satisfaction of the Minimum Tender Condition (as defined in “The Tender Offer — Section 15 — Certain Conditions of the Offer”) and (ii) the expiration or termination prior to the Expiration Date (as defined in “The Tender Offer — Section 1 — Terms of the Offer”) of any waiting period (and any extension thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The “Minimum Tender Condition” generally requires that the number of outstanding Shares which have been validly tendered and not validly withdrawn prior to the Expiration Date, when added to any Shares already owned by Parent and its subsidiaries, represents at least a majority of the outstanding Shares on a “fully diluted basis” (as defined below). The Offer also is subject to other important conditions set forth in this Offer to Purchase. See “The Tender Offer — Section 15 — Certain Conditions of the Offer.”

For purposes of the Offer, the words “fully diluted basis”, when referring to Shares, mean all outstanding shares of common stock of the Company on a fully diluted basis, after giving effect to the conversion or exercise of all derivative securities convertible or exercisable into Shares regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof. The Company has advised Parent that, as of July 21, 2009, 128,918,402 Shares were issued and outstanding, 10,936,935 Shares were reserved for issuance upon conversion of the Convertible Notes (as defined in “The Tender Offer — Section 11 — The Merger Agreement”), 30,106,413 Shares were reserved and available for issuance under the Company stock plans, of which 20,218,799 Shares were subject to outstanding options (other than purchase rights under the Company’s employee stock purchase plan) and 932,248 Shares were subject to outstanding restricted stock units, and 8,955,366 Shares were reserved and available for issuance pursuant to the Company’s employee stock purchase plan.

The Merger Agreement is more fully described in “The Tender Offer — Section 11 — The Merger Agreement.”

Tendering shareholders who are record owners of their Shares and tender directly to Mellon Investor Services LLC, the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Board of Directors of the Company (the “Company Board”) has (i) approved the Merger Agreement, the merger of Purchaser with and into the Company with the Company as the surviving corporation (the “Merger”) and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of the Company and the shareholders of the Company that are unaffiliated with Parent that the Company enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to the Company and the Company’s shareholders that are unaffiliated with Parent and (iv) recommended that the Company’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement.

A description of the reasons for the positions taken by the Company Board with respect to the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase.

The Merger Agreement provides that, subject to the conditions described in “The Tender Offer — Section 11 — The Merger Agreement — Conditions to the Merger,” Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation, wholly owned by Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held by the Company as treasury stock or owned by Parent or Purchaser, all of which will automatically be canceled and will cease to exist) will be converted into the right to receive $16.00 (or any other per Share price paid in the Offer) net in cash, without interest and less any required withholding taxes.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the approval of the Merger Agreement by the affirmative vote of a majority of the outstanding Shares cast. The Company has agreed, if required by applicable law, to establish a record date (which will be as promptly as reasonably practicable following Purchaser’s acceptance for payment of the Shares tendered pursuant to the Offer) for, duly call, give notice of, convene and hold a special meeting of its shareholders for the purposes of considering and taking action upon the approval of the Merger Agreement. Parent has agreed to cause all Shares owned by it or any of its subsidiaries to be voted in favor of the approval of the Merger Agreement. If the Minimum Tender Condition is satisfied and the Offer is completed, Parent and Purchaser will own a number of Shares sufficient to cause the Merger Agreement to be approved without the affirmative vote of any other Shares. See “The Tender Offer — Section 11 — The Merger Agreement.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn as permitted under “The Tender Offer — Section 4 — Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Monday, August 24, 2009 (which is the end of the day on August 24, 2009), unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon (i) the satisfaction of the Minimum Tender Condition and (ii) the expiration or termination prior to the Expiration Date of any waiting period (and any extension thereof) applicable to the Offer or the Merger under the HSR Act. The term “Minimum Tender Condition” is defined in “The Tender Offer — Section 15 — Certain Conditions of the Offer” and generally requires that the number of outstanding Shares which have been validly tendered and not validly withdrawn prior to the expiration of the Offer, when added to any Shares already owned by Parent and its subsidiaries, represents at least a majority of the outstanding Shares on a “fully diluted basis”. The Offer also is subject to other important conditions set forth in this Offer to Purchase. See “The Tender Offer — Section 15 — Certain Conditions of the Offer.”

The Merger Agreement provides that, so long as neither the Company nor Parent terminates the Merger Agreement in accordance with its terms, Purchaser may, without the Company’s consent, (i) extend the Offer on one or more occasions for any period not exceeding five business days (or such longer period as Parent, Purchaser and the Company agree) for any one extension, if on any then-scheduled Expiration Date any of the conditions to Purchaser’s obligation to accept for payment and pay for the Shares (the “Offer Conditions”) exist, until such time as such condition or conditions cease to exist, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”) or the staff thereof that is applicable to the Offer and (iii) if Parent determines in good faith that a filing with the German Federal Cartel Office (the “GFCO”) is required in connection with the Offer or the Merger, extend the Offer on one or more occasions for any period not exceeding five business days (or such longer period as Parent, Purchaser and the Company agree) for any one extension, for an aggregate period of time of not more than 25 business days, until the waiting period required by the GFCO (and any extension thereof) has been terminated or has expired.

The Merger Agreement further provides that, so long as neither the Company nor Parent terminates the Merger Agreement in accordance with its terms, Purchaser must extend the Offer, if requested by the Company, on one or more occasions for any period not to exceed five business days (or such longer period as Parent, Purchaser and the Company agree) for any one extension, if at any then-scheduled Expiration Date (i) any waiting period (and any extension thereof) applicable to the Offer or the Merger under the HSR Act has not expired or been terminated, (ii) the representation and warranty of the Company in the Merger Agreement related to the identification of certain restrictive contracts shall not be true and correct with respect to certain specified circumstances or (iii) there exists any law or judgment by a governmental entity that would, or any pending or threatened proceeding by a governmental entity that seeks to, (A) make illegal or otherwise prohibit or materially delay the consummation of the Offer or the Merger, (B) limit or prohibit Parent’s ability to own or operate the business or assets of Parent or the Company, (C) limit the ability of Parent to exercise its rights with respect to the Shares or (D) require Parent to divest any of the Shares. In addition, pursuant to the Merger Agreement, so long as neither the Company nor Parent terminates the Merger Agreement in accordance with its terms, Purchaser must extend the Offer at the Company’s request on one or more occasions for any period not to exceed five business days (or such longer period as Parent, Purchaser and the Company agree) for any one extension, for an aggregate period of time of not more than 20 business days, if at the then-scheduled Expiration Date, the Minimum Tender Condition or any of the Offer Conditions in respect of the accuracy of the Company’s representations and warranties (other than the representation and warranty referred to in clause (ii) of the preceding sentence) or performance by the Company of its obligations under the Merger Agreement exist.

Following Purchaser’s acceptance of the Shares tendered in the Offer, Purchaser may, without the consent of the Company, elect to provide for a “subsequent offering period” (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

The termination rights of Parent, Purchaser and the Company are described below and remain unaffected by the provisions in the preceding three paragraphs.

Any extension of the Offer will be followed as promptly as practicable by a public announcement. Such announcement will be made not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act.

During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares except during a Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after September 26, 2009. If the initial offering period has expired and Purchaser elects to provide for a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written or facsimile transmission (with original delivered via overnight courier) notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. See “The Tender Offer — Section 4 — Withdrawal Rights.”

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right to, in its sole discretion, waive, in whole or in part, any condition of the Offer or modify the terms of the Offer, except that, without the consent of the Company, Purchaser may not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Tender Condition, (iv) add to the conditions to the Offer or modify or change any such condition in a manner adverse in any material respect to any holder of Shares, (v) except as summarized above, extend or otherwise change the Expiration Date, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any holders of Shares.

The rights reserved by Purchaser by the preceding paragraph are in addition to Purchaser’s rights pursuant to “The Tender Offer — Section 15 — Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement if required. Such announcement, in the case of an extension, will be made not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser has no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under “The Tender Offer — Section 4 — Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of such bidder’s offer.

If, subject to the terms of the Merger Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or the information concerning such offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. With respect to a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, the Offer generally must remain open for a minimum of ten business days following the dissemination of such information to shareholders.

The Company has provided Purchaser with the Company’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, bankers and other nominees whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of all the conditions to the Offer set forth in “The Tender Offer — Section 15 — Certain Conditions of the Offer,” Purchaser will accept for payment, and pay for, all Shares validly tendered and not validly withdrawn prior to the Expiration Date. Subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any applicable pre-merger notification laws or regulations of foreign jurisdictions. See “The Tender Offer — Section 16 — Certain Legal Matters; Regulatory Approvals.” If Purchaser decides to provide for a Subsequent Offering Period, Purchaser will accept for payment, and pay for, all validly tendered Shares as they are received during a Subsequent Offering Period. See “The Tender Offer — Section 1 — Terms of the Offer.”

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer (including during any Subsequent Offering Period), Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under “The Tender Offer — Section 4 — Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  In order for a shareholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or the tendering shareholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

For Shares to be validly tendered during any Subsequent Offering Period, the tendering shareholder must comply with the foregoing procedures, except that required documents and certificates must be received during such Subsequent Offering Period.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such shareholder’s Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days (calculated by reference to the NASDAQ Global Market (“NASDAQ”)) after the Expiration Date.

The Notice of Guaranteed Delivery may be delivered by hand, transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment.  By executing the Letter of Transmittal, the tendering shareholder will irrevocably appoint designees of Purchaser as such shareholder’s proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of shareholders.

4.	Withdrawal Rights.

Except as otherwise described in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after September 26, 2009.

For a withdrawal to be effective, a written or facsimile transmission (with original delivered via overnight courier) notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date or during a Subsequent Offering Period, if any.

No withdrawal rights will apply to Shares tendered into a Subsequent Offering Period and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See “The Tender Offer — Section 1 — Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a general summary of certain U.S. Federal income tax consequences of the Offer and the Merger to shareholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary does not purport to address all U.S. Federal income tax matters that may be relevant to a particular shareholder, nor is it a complete analysis of all potential U.S. Federal income tax consequences. This summary does not address any tax consequences arising under any state, local or foreign tax laws or U.S. Federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, and any such change could possibly apply retroactively and could affect the tax consequences described below. No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This summary does not address tax considerations applicable to shareholders that may be subject to special tax rules, including, without limitation, the following: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in securities or currencies or notional principal contracts; (iv) tax-exempt entities; (v) persons that hold Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction; (vi) persons that are subject to the alternative minimum tax; (vii) regulated investment companies; (viii) real estate investment trusts; (ix) persons that own or have owned 5% or more of the Shares (whether such ownership is actual or constructive); (x) partnerships or other pass-through entities; (xi) persons that have a “functional currency” other than the U.S. dollar; (xii) tax-qualified retirement plans or other tax deferred accounts; and (xiii) expatriates. This summary does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation. This summary applies only to shareholders of the Company in whose hands Shares are capital assets within the meaning of Section 1221 of the Code.

For purposes of the Offer and the Merger, a “U.S. Holder” means a beneficial owner of securities that is, for U.S. Federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. Federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. Federal income taxation regardless of its source; or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons has the authority to control all of the substantial decisions of the trust. For purposes of the Offer and the Merger, a “Non-U.S. Holder” is generally a person or entity that is not a U.S. Holder.

If a partnership (or other entity taxable as a partnership for U.S. Federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.

THE DESCRIPTIONS OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE FOR GENERAL INFORMATION ONLY. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH SHAREHOLDER SHOULD CONSULT ITS, HIS OR HER OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER ON A BENEFICIAL HOLDER OF SHARES, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL AND FOREIGN TAX LAWS AND OF CHANGES IN SUCH LAWS.

Consequences of the Offer and the Merger to U.S. Holders.  The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. Federal income tax purposes. In general, a U.S. Holder who sells Shares for cash pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize a capital gain or loss for U.S. Federal income tax purposes in an amount equal to the difference, if any, between the U.S. dollar amount received and such U.S. Holder’s adjusted tax basis in the Shares. Gain or loss will generally be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Any such gain or loss will be long-term capital gain or loss provided that a U.S. Holder’s holding period for such Shares exceeds one year at the time of disposition pursuant to the Offer or the Merger, as the case may be. If the U.S. Holder is a non-corporate shareholder, any long-term capital gain generally will be subject to U.S. Federal income tax at a maximum rate of

15%. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a U.S. Holder’s capital losses.

Consequences of the Offer and Merger to Non-U.S. Holders.  A Non-U.S. Holder generally will not be subject to U.S. Federal income tax on gain realized on the disposition of Shares pursuant to the Offer or the Merger provided that (i) the gain is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States and (ii) in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the disposition.

Backup Withholding.  Under the “backup withholding” provisions of U.S. Federal income tax law, all payments to which any shareholder would be entitled pursuant to the Offer or the Merger will be subject to backup withholding at a rate of 28%, unless the shareholder is (i) a corporation, a Non-U.S. Holder or another exempt recipient or (ii) provides a taxpayer identification number (“TIN”) and certifies that no loss of exemption from backup withholding has occurred. Each U.S. Holder should complete and sign the Substitute Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding. Each Non-U.S. Holder must generally submit an IRS Form W-8BEN (or other applicable IRS Form W-8) attesting to such Non-U.S. Holder’s exempt foreign status in order to qualify as an exempt recipient.

A shareholder’s failure to provide a correct TIN, if required, may subject the shareholder to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and generally will be creditable against a shareholder’s U.S. Federal income tax liability, provided the required information is given to the IRS. If backup withholding results in an overpayment of tax for any shareholder, such shareholder may obtain a refund by filing a U.S. Federal income tax return. Each shareholder should consult its, his or her own tax advisors as to such shareholder’s qualification for exemption from backup withholding and the procedure for obtaining the exemption.

6.	Price Range of Shares; Dividends.

The Shares trade on NASDAQ under the symbol “MEDX.” The following table sets forth, for the periods indicated, the high and low sale prices per Share for the periods indicated. Share prices are as reported on NASDAQ based on published financial sources.

	High	Low

Year Ended December 31, 2007
First Quarter	$15.03	$11.30
Second Quarter	16.59	12.69
Third Quarter	18.23	13.79
Fourth Quarter	15.10	10.05
Year Ended December 31, 2008
First Quarter	$10.61	$7.70
Second Quarter	9.35	6.57
Third Quarter	10.12	6.24
Fourth Quarter	7.95	3.92
Year Ending December 31, 2009
First Quarter	$6.34	$3.40
Second Quarter	9.01	4.85
Third Quarter (through July 27, 2009)	15.90	7.83

On July 22, 2009, the trading day on which the execution of the Merger Agreement was announced after the close of trading, the closing sale price of the Company’s common stock reported on NASDAQ was $8.40 per Share. On July 27, 2009, the last full trading day before the commencement of the Offer, the closing sale price of the Company’s common stock reported on NASDAQ was $15.89 per Share. Shareholders are urged to obtain a current market quotation for the Shares.

The Company has never declared nor paid any cash dividends on the Shares.

7.	Certain Information Concerning the Company.

General.  The Company is a New Jersey corporation with its principal executive offices located at 707 State Road, Princeton, New Jersey 08540-1437. The telephone number of the Company is (609) 430-2880. The following description of the Company and its business is qualified in its entirety by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008. The Company is a biopharmaceutical company focused on the discovery, development and commercialization of fully human antibody-based therapeutic products to address major unmet healthcare needs in the areas of oncology, inflammation, autoimmune disorders and infectious diseases. Along with its partners, it develops fully human antibody therapeutics for a wide range of diseases through the use of its UltiMAb® technology platform for generating antibodies. In addition, it has enhanced its core UltiMAb® platform with a suite of technologies that optimize or augment the therapeutic activity of antibodies, including a technology expansion for developing antibodies that can deliver a cytotoxic agent to disease sites, which is its proprietary Antibody-Drug Conjugate, or ADC, technology platform. The Company’s UltiMAb® and ADC technologies provide the foundation for its pipeline of innovative, antibody-based therapeutics. Through the application of its technology platform assets, it advances a portfolio of strategic assets — those antibody-based product candidates with direct commercial opportunity for the Company — through research, manufacturing and clinical development. Such strategic assets provide it with the option to either retain full economic rights to innovative antibody therapeutics or seek favorable economic terms through advantageous commercial partnerships.

Available Information.  The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

Although Purchaser has no knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8.	Certain Information Concerning Parent and Purchaser.

General.  Parent is a Delaware corporation with its principal executive offices located at 345 Park Avenue, New York, New York 10154-0037. The telephone number of Parent is (212) 546-4000. Parent is a global biopharmaceutical and related health care products company whose mission is to extend and enhance human life. Parent is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of pharmaceuticals and related health care products. Parent is the beneficial owner of 2,879,223 Shares, representing approximately 2.2% of the outstanding Shares as of July 28, 2009.

Purchaser is a New Jersey corporation with its principal offices located at 345 Park Avenue, New York, New York 10154-0037. The telephone number of Purchaser is (212) 546-4000. Purchaser is a wholly owned subsidiary of Parent. Purchaser was formed for the purpose of making a tender offer for all of the Shares of the Company and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the past five years of each of the executive officers of Parent and Purchaser and certain other information are set forth in Schedule I hereto.

Certain Relationships Between Parent, Purchaser and the Company.  Parent and the Company are parties to a Collaboration and Co-Promotion Agreement, dated as of November 7, 2004 (as amended, the “Collaboration Agreement”). Pursuant to the terms of the Collaboration Agreement, the Company and Parent each granted the other certain intellectual property licenses and product rights on a worldwide basis in order to enable the parties to collaborate in research and development of certain antibody-based product candidates for the treatment of cancer and other diseases, and, in the event that further development work is successful, to commercialize any resulting products. The collaboration includes a grant by the Company to Parent of a worldwide license to commercialize ipilimumab, a fully human antibody product developed using the Company’s UltiMAb® technology, that is antagonistic to cytotoxic T-lymphocyte antigen 4 (CTLA-4). The collaboration further includes a grant by the Company to Parent of a license to commercialize MDX-1379 subject to the terms of the license granted by the United States Public Health Service to the Company on May 6, 2003. Under the Collaboration Agreement, Parent is required to pay upfront fees, regulatory milestone payments and royalties.

Outside the United States, Parent has exclusive commercial rights in consideration for royalties payable to the Company for any commercial sales. The Company has the option to co-promote any products in the United States, and, if the Company elects to exercise this option and has participated in the funding of the applicable Phase III clinical trials, the Company will receive 45% of any profits and bear 45% of all losses from commercial sales in the United States. In the event that the Company chooses not to exercise its co-promotion rights, Parent will also have exclusive commercial rights in the United States and will pay the Company royalties on any commercial sales in the United States. The Collaboration Agreement remains in effect with respect to each product until the expiration of the last profit sharing or royalty obligation with respect to such product.

Parent is responsible for 65% of all development costs related to clinical trials intended to support regulatory approval in both the United States and the European Union, with the remaining 35% to be paid by the Company. The parties share equally the costs of any clinical trials of products intended solely for regulatory approval in the United States, and Parent is fully responsible for all development efforts that relate solely to regulatory approval in the European Union and other parts of the world.

Parent made an upfront cash payment to the Company on January 21, 2005 of $25.0 million and also purchased 2,879,223 shares of Common Stock (representing approximately 2.2% of Common Stock outstanding at such date) at a purchase price equal to $8.6829 per share for an aggregate purchase price of $25.0 million. As of July 22, 2009, Parent owned 2,879,223 shares of Common Stock (representing approximately 2.2% of the Common Stock outstanding as of such date). The Company could receive up to $205.0 million from Parent if all regulatory milestones are met, plus up to an additional $275.0 million in sales-related milestones. Under the Collaboration Agreement, Parent has not made any payments to the Company on a net basis for the past two years and has received net reimbursements from the Company for expenses related to technical operations and research and development in the amounts of $9.2 million for 2007, $12.4 million for 2008 and $15.6 million to date in 2009.

Except as described in this Offer to Purchase and in Schedule I hereto (i) none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as otherwise described in this Offer to Purchase, none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Additionally, Parent is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Parent filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

9.	Source and Amount of Funds.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Parent and Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and consummate the Merger is approximately $2.4 billion, including related transaction fees and expenses. Parent will have sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above, and will cause Purchaser to have sufficient funds available to consummate such transactions. Parent expects to obtain the necessary funds from existing cash balances.

Purchaser does not think its financial condition is relevant to the decision of holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares that are not already owned by Parent and its affiliates solely for cash;

•	Purchaser, through its parent company, Parent, will have sufficient funds available to purchase all Shares successfully tendered in the Offer in light of Parent’s financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if Purchaser consummates the Offer, it expects to acquire any remaining Shares for the same cash price in the Merger.

10.	Background of the Offer; Past Contacts or Negotiations with the Company.

As part of Parent’s continuing transformation to a next generation biopharma leader, Parent is committed to implementing a strategy that it refers to as its “String of Pearls” initiative. Pursuant to that initiative, Parent remains focused on entering into transactions including acquisitions, licensing agreements, joint ventures and other business arrangements which are intended to enrich Parent’s pipeline, technology, capabilities and talent. Accordingly, Parent continues to look for opportunities to complement its internal capabilities with innovation from sources outside Parent.

On November 7, 2004, Parent and the Company entered into the Collaboration Agreement in respect of a worldwide collaboration to develop and commercialize ipilimumab, a fully humanized antibody which targets the CTLA-4 receptor. The collaboration became effective on January 13, 2004, following the expiration of the waiting period under the HSR Act. Ipilimumab currently is in Phase III clinical trials and continues to be developed by Parent and the Company as part of the collaboration.

At the time Parent and the Company entered into the Collaboration Agreement, Parent purchased 2,879,223 Shares for $8.6829 per Share.

On November 24, 2008, representatives of the Company contacted representatives of Parent in connection with a process the Company was conducting regarding a potential collaboration covering certain of the Company’s pipeline assets. From early December 2008 until mid-January 2009, discussions between the Company and Parent continued regarding the terms and conditions of a confidentiality agreement relating to the potential product collaboration. However, the form of confidentiality agreement was never finalized by the parties and information regarding the proposed collaboration transaction was never provided by the Company to Parent.

On December 23, 2008, Mr. James Cornelius, Parent’s Chairman and Chief Executive Officer, spoke via telephone with Mr. Howard Pien, the Chairman, President and Chief Executive Officer of the Company, regarding the possibility of waiving certain standstill provisions in the Collaboration Agreement to permit discussions relating to a possible broader collaboration between the parties or another form of strategic transaction. Mr. Pien indicated that he was not prepared to discuss the requested waiver, but did indicate an interest in discussing a broadening of the collaboration between the parties following the expiration of the standstill provisions on January 13, 2009.

Also on December 23, 2008, Parent contacted J.P. Morgan Securities Inc. (“J.P.Morgan”) to request that it act as Parent’s financial adviser in connection with Parent’s ongoing evaluation of the Company. During January 2009, Parent, using only publicly available information, continued to evaluate a potential strategic transaction with the Company, in consultation with representatives of its external legal counsel, Cravath Swaine & Moore LLP (“Cravath”), and J.P.Morgan.

On December 26, 2008, Mr. Cornelius delivered a letter to Mr. Pien confirming Parent’s interest in pursuing discussions with the Company regarding a broader collaboration between the parties, including a potential strategic transaction.

On February 2, 2009, Mr. Cornelius contacted Mr. Pien by telephone to schedule a face-to-face meeting and a meeting between Mr. Cornelius and Mr. Pien was scheduled for March 16, 2009. Prior to the meeting, on March 9, 2009, Mr. Pien sent Mr. Cornelius an e-mail message in which Mr. Pien expressed his view that the future prospects of the Company were undervalued by the financial markets, a circumstance he believed was further exacerbated by the then continuing turmoil in the capital markets. The closing price of the Shares on March 9, 2009 was $3.74 per Share.

On March 16, 2009, Mr. Pien and Mr. Cornelius met in New York at the offices of Parent. At such meeting, Mr. Cornelius again expressed Parent’s interest in pursuing a broader strategic transaction with the Company, including a potential acquisition of the Company. Mr. Pien indicated that the Company was not for sale, but stated that he would speak with members of the Company Board regarding Parent’s interest in a potential strategic transaction.

On March 27, 2009, Mr. Pien and Mr. Cornelius spoke via telephone. Mr. Pien indicated that he had consulted with the Company Board, and that its consensus was that the Company Board should not pursue a sale of the Company because the then-current market value of the Shares was significantly less than the Company’s intrinsic value. Mr. Pien did indicate, however, that if Parent provided an indicative offer that was sufficiently attractive, he would present the offer to the Company Board. Mr. Cornelius requested that Parent be permitted to undertake a limited due diligence review of confidential information of the Company. Mr. Pien indicated that, without the submission by Parent of such an offer, he did not think it would be appropriate to permit Parent to undertake such a review.

On April 9, 2009, Mr. Cornelius delivered to Mr. Pien a letter indicating that Parent was prepared to offer a price in the range of $9.00 to $10.00 per Share. In accordance with the terms of the Collaboration Agreement, Parent had not used any information exchanged or developed by the parties in the context of their collaboration in determining its proposed offer price. Mr. Pien contacted Mr. Cornelius on April 17, 2009, to acknowledge receipt of Parent’s letter and indicated that the Company had engaged Goldman Sachs & Co., Inc. (“Goldman Sachs”) to act as its financial adviser.

On April 24, 2009, Mr. Pien informed Mr. Cornelius that the Company could not proceed with discussions regarding a potential strategic transaction at the proposed offer price. Representatives of J.P.Morgan then contacted representatives of Goldman Sachs to indicate that Parent would not increase its offer unless it could consider certain information exchanged under, and developed in the context of, the existing collaboration between the parties. On April 29, 2009, the parties executed a waiver and consent permitting Parent to utilize this information for the limited purpose of further evaluating the Company in the context of the proposed transaction.

On May 13, 2009, Mr. Cornelius contacted Mr. Pien via telephone to indicate that, as a result of its review of the additional information regarding ipilimumab, Parent was prepared to increase its offer to $12.00 per Share. On this call, Mr. Pien indicated that Parent’s increased offer was likely to still be viewed by the Company Board as inadequate. Mr. Cornelius also introduced the possibility of adding additional compensation in the form of a contingent per Share payment tied to the post-closing success of ipilimumab. Mr. Pien then undertook to discuss the increased offer with the Company Board. Mr. Cornelius confirmed Parent’s revised offer of $12.00 per Share by letter on May 13, 2009.

On May 19, 2009, representatives of J.P.Morgan discussed the merits of the offer with representatives of Goldman Sachs. During this meeting, representatives of Goldman Sachs shared with representatives of J.P.Morgan their summary of the value drivers for the Company.

On May 20, 2009, Mr. Cornelius contacted via telephone Mr. Pien to further discuss the possibility of a contingent per Share payment as a component of the offer price, including the possibility of a per Share offer price of $11.00 in cash and a $4.00 contingent payment right tied to the post-closing success of ipilimumab. Over the next two days, representatives of Goldman Sachs and representatives of J.P.Morgan discussed Parent’s last offer.

On May 22, 2009, Mr. Pien indicated on a telephone call with Mr. Cornelius that, if Parent made an all-cash offer of $13.00 per Share, the Company would provide Parent with additional due diligence material that the Company believed would assist Parent in further increasing its valuation of the Company and lead to a higher all-cash offer price. Mr. Pien also stated that several members of the Company Board opposed a transaction that included contingent consideration. On this call, Mr. Cornelius agreed to increase the offer price to $13.00 per Share payable in cash, subject to Parent receiving access to due diligence information on the Company’s pipeline assets, technology platform and other capabilities.

From May 26 through June 1, 2009, the parties negotiated the terms of a confidentiality agreement (the “Confidentiality Agreement”) that would permit Parent to access certain confidential information of the Company to be used solely in connection with Parent’s continuing consideration of a strategic transaction. The Confidentiality Agreement, which provided for customary standstill requirements and an exclusivity period until June 30, 2009, was executed and delivered by the parties on June 2, 2009.

On June 3 and June 4, 2009, representatives of Parent and the Company met at the Princeton, New Jersey, offices of Parent. During such meetings, the Company’s management provided a detailed overview of the Company and gave detailed presentations regarding its pipeline assets, technology platform and capabilities with respect to discovery, research and development, and manufacturing.

During the period from June 3 through June 15, 2009, representatives of Parent, J.P.Morgan and Cravath engaged in business, financial, scientific, technical, regulatory, environmental and legal due diligence investigations of the Company. During this time, Parent also held discussions with members of the Company’s senior management and representatives of its scientific, technical and legal teams and scheduled visits to certain of the Company’s facilities.

On June 8, 2009, Mr. Cornelius spoke with Mr. Pien by telephone and discussed the status of Parent’s due diligence review. On this call, Mr. Cornelius indicated that the Board of Directors of Parent was planning to meet to discuss making a final offer.

Following Parent’s due diligence review of the information to which it had been given access, on June 15, 2009, Mr. Cornelius contacted Mr. Pien via telephone and conveyed an offer of $13.00 per Share plus an additional $1.00 of contingent consideration tied to certain milestones relating to the development and commercialization of ipilimumab. Mr. Pien indicated that he would present the revised offer to the Company Board. Mr. Cornelius confirmed Parent’s revised offer by letter on June 15, 2009, and later that same day Parent provided the Company with a proposed form of the Merger Agreement.

On June 16, 2009, representatives of Goldman Sachs contacted their counterparts at J.P.Morgan and indicated that the proposed offer was unattractive to the Company, and also conveyed that the due diligence activities with Parent would be suspended while the Company Board reviewed the revised proposal.

On June 25, 2009, Mr. Cornelius and Mr. Pien spoke by phone regarding Parent’s offer. During the period from June 26 to June 29, 2009, representatives of Goldman Sachs and representatives of J.P.Morgan also discussed the merits of Parent’s offer and engaged in discussions regarding certain provisions of the draft Merger Agreement.

On June 29, 2009, representatives of J.P.Morgan, on behalf of Parent, contacted representatives of Goldman Sachs to discuss increasing Parent’s offer to $15.00 per Share. Representatives of Goldman Sachs then contacted representatives of J.P.Morgan on July 2, 2009 to indicate that the Company Board was seeking an offer price of no less than $16.00 per Share.

On July 6, 2009, representatives of Goldman Sachs informed representatives of J.P.Morgan that the Company Board had rejected Parent’s $15.00 per Share offer. On July 7, 2009, Mr. Cornelius and Mr. Pien spoke by telephone, and Mr. Pien indicated that the Company Board was seeking an offer price of $16.00 per Share.

Mr. Cornelius contacted Mr. Pien on July 9, 2009, and indicated that the Board of Directors of Parent had authorized an offer of $16.00 per Share, subject to, among other things, Parent’s satisfactory completion of its due diligence review, negotiation of the definitive transaction documents, and approval of the proposed transaction by the respective Boards of Directors of Parent and the Company. That same day, representatives of J.P.Morgan and Goldman Sachs confirmed the $16.00 per Share offer price and discussed the key areas of difference between Parent and the Company on the draft merger agreement. The closing price of the Shares on July 9, 2009 was $8.40 per Share.

On July 11, 2009, the Company’s legal advisers, Covington & Burling LLP, provided to Parent their comments to the initial draft of the Merger Agreement and, on July 13, 2009, Parent and the Company amended the Confidentiality Agreement to extend the exclusivity period to July 27, 2009.

From July 10 through July 22, 2009, representatives of Parent, J.P.Morgan and Cravath continued Parent’s due diligence investigation of the Company, including site visits by representatives of Parent at each of the Company’s California and New Jersey facilities. During this period, representatives of Parent and the Company and their respective legal advisors also negotiated the terms of the Merger Agreement.

On July 21, 2009, the Board of Directors of Parent unanimously approved the Merger Agreement and the proposed transactions. The following day, the Merger Agreement and the proposed transactions were unanimously approved by the Board of Directors of the Company.

In the evening of July 22, 2009, Parent, Sub and the Company executed and delivered the Merger Agreement and issued a joint press release announcing the transaction.

11.	The Merger Agreement.

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement.

The Offer.  The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than seven business days after the date of the Merger Agreement. The obligations of Purchaser to (and the obligations of Parent to cause Purchaser to) accept for payment, and pay for, Shares tendered pursuant to the Offer are subject to the conditions that are described in “The Tender Offer — Section 15 — Certain Conditions of the Offer.” Purchaser expressly reserves the right to, in its sole discretion, waive, in whole or in part, any condition to the Offer or modify the terms of the Offer, except that, without the consent of the Company, Purchaser may not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Tender Condition, (iv) add to the conditions of the Offer or modify or change any condition of the Offer in a manner adverse in any material respect to any holders of the Company’s common stock, (v) except as otherwise summarized below, extend or otherwise change the Expiration Date, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect of the Company’s common stock.

Notwithstanding the foregoing, as long as neither the Company nor Parent terminates the Merger Agreement in accordance with its terms, Purchaser may, in its sole discretion, without the consent of the Company, (i) extend the Offer on one or more occasions in consecutive increments of up to five business days (or such longer period as Parent, Purchaser and the Company may agree) for any one extension, if on any then-scheduled Expiration Date any of the conditions to Purchaser’s obligation to accept for payment and pay for Shares exist, until such time as such condition or conditions no longer exist, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer and (iii) if Parent determines in good faith that a filing with the GFCO is required in connection with the Offer or the Merger, extend the Offer on one or more occasions, in consecutive increments of up to five business days (or such longer period as Parent, Purchaser and the Company may agree) each, for an aggregate period of time of not more than 25 business days, until the waiting period required by the GFCO (and any extension thereof) has been terminated or has expired. Purchaser expressly reserves the right to, in its sole discretion, extend the Offer for a Subsequent Offering Period in accordance with Rule 14d-11 under the Exchange Act following the Offer Closing (as defined in this Section 11 below). In addition, as long as neither the Company nor Parent terminates the Merger Agreement in accordance with its terms, Purchaser must extend the Offer, if requested in writing by the Company prior to any then-scheduled Expiration Date, on one or more occasions for any period not to exceed five business days (or such longer period as Parent, Purchaser and the Company agree) for any one extension, if at such Expiration Date any of the Offer Conditions set forth in clauses (ii), (iv)(a), (iv)(b) or (iv)(d)(ii) of “The Tender Offer — Section 15 — Certain Conditions of the Offer” have occurred and are continuing on such Expiration Date (and have not been waived by Purchaser) (so long as it is reasonably expected that such condition or conditions shall cease to exist prior to the Termination Date). In addition, as long as neither the Company nor Parent terminates the Merger Agreement in accordance with its terms, Purchaser must extend the Offer, if requested in writing by the Company prior to any then-scheduled Expiration Date, on one or more occasions for any period not to exceed five business days (or such longer period as Parent, Purchaser and the

Company agree) for any one extension, for an aggregate period of time of not more than 20 business days, if any of the Minimum Tender Condition or the Offer Conditions set forth in clause (iv)(d) (other than clause (iv)(d)(ii)) or (iv)(e) of “The Tender Offer — Section 15 — Certain Conditions of the Offer” have occurred and are continuing on such Expiration Date (and have not been waived by Purchaser), but all the other Offer Conditions set forth under “The Tender Offer — Section 15 — Certain Conditions of the Offer” have not occurred and are not continuing on such Expiration Date.

In any event, the Offer may not be terminated prior to its Expiration Date (as such Expiration Date may be extended and re-extended in accordance with the Merger Agreement), unless the Merger Agreement is validly terminated in accordance with the termination provisions thereof. The termination rights of Parent, Purchaser and the Company are as set forth in the Merger Agreement and described below and remain unaffected by the foregoing provisions in the Merger Agreement.

Top-Up Option.  The Company granted Purchaser an irrevocable option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price, newly issued Shares in an amount up to the lowest number of Shares that, when added to the number of Shares that is then owned by Parent and its subsidiaries, constitutes one Share more than 90% of the Shares outstanding immediately after the issuance of the new Shares to Purchaser on a “fully diluted basis”, provided that (i) this option will not be exercisable for a number of Shares in excess of the Shares authorized and unissued or held in the treasury of the Company at the time of the exercise of the option (giving effect to Shares issuable pursuant to all then-outstanding stock options, restricted stock units and other rights to acquire Shares as if such Shares were outstanding), (ii) the issuance of the new Shares will not require approval of the shareholders of the Company under applicable law (including the rules of NASDAQ) and (iii) the exercise of this option and the issuance of the new Shares is not prohibited by any law or judgment. This option is exercisable at any one time following the Offer Closing and prior to the earlier to occur of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms. The Company’s obligation to issue and deliver the newly issued Shares upon the exercise of this option is subject only to the condition that no Legal Restraint (as defined in this Section 11 below) that has the effect of preventing the exercise of the option or the issuance and delivery of the newly issued Shares in respect of such exercise is in effect.

The Merger.  The Merger Agreement provides that, at the Effective Time, Purchaser will be merged with and into the Company with the Company being the surviving corporation (the “Surviving Corporation”). Following the Merger, the separate corporate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation, wholly owned by Parent. The directors and officers of Purchaser immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Pursuant to the Merger Agreement, each Share outstanding immediately prior to the Effective Time (other than Shares held by the Company as treasury stock or owned by Parent or Purchaser, all of which will automatically be canceled and will cease to exist) will be converted into the right to receive, in cash and without interest, the Offer Price paid in the Offer (the “Merger Consideration”).

Equity Awards.  The Merger Agreement provides that stock options and restricted stock units with respect to Shares will be treated as follows:

•	Each unexercised stock option issued under the Company’s stock plans will be canceled, and the holder of such canceled stock option will be entitled to receive an amount in cash equal to (a) the excess of the Merger Consideration over the exercise price per share of the Company’s common stock subject to such stock option multiplied by (b) the number of Shares subject to such stock option immediately prior to the Effective Time; and

•	Each restricted stock unit issued and outstanding under the Company’s stock plans will be canceled, and the holder of such canceled restricted stock unit will be entitled to receive an amount in cash equal to (a) the Merger Consideration multiplied by (b) the maximum number of Shares subject to such restricted stock unit immediately prior to the Effective Time.

The Merger Agreement provides that, with respect to the Company’s employee stock purchase plan, (A) participation will be limited to those employees who are participants on the date of the Merger Agreement; (B) such participants may not increase the rate of their payroll deductions or purchase elections from those in effect on the date of the Merger Agreement; (C) no purchase period will be commenced after the date of the Merger Agreement; (D) if, with respect to a purchase period in effect on the date of the Merger Agreement, the Effective Time occurs prior to the purchase date for such purchase period, upon the Effective Time, each purchase right under the employee stock purchase plan outstanding immediately prior to the Effective

Time will be used to purchase from the Company whole Shares (subject to the provisions of the employee stock purchase plan regarding the maximum number and value of Shares purchasable per participant) at the applicable price determined under the terms of the employee stock purchase plan for the then outstanding purchase period using such date as the final purchase date for such purchase period, and any remaining accumulated but unused payroll deductions will be distributed to the relevant participants without interest as promptly as practicable following the Effective Time; and (E) the employee stock purchase plan will terminate, effective upon the earlier of the purchase date for the purchase period in effect on the date of the Merger Agreement and the Effective Time.

The Merger Agreement provides that all amounts payable with respect to the above equity will be subject to any required withholding and will be paid without interest.

The Merger Agreement provides that the Company will ensure that each provision in each benefit plan and benefit agreement providing for the issuance, transfer or grant of any Shares, any equity awards or any other interests in respect of any capital stock of the Company will be deleted prior to the Effective Time and will ensure, prior to the Effective Time, that following the Effective Time, there will be no rights to acquire Shares, equity awards or any other interests in respect of any capital stock of the Company, the Surviving Corporation or their subsidiaries.

The Merger Agreement also provides that the Company will take all reasonable steps as may be required to cause the dispositions of the Company’s equity securities (including derivative securities) in connection with the Merger Agreement by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

Representations and Warranties.  In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser, including representations relating to: organization, standing and corporate power; subsidiaries; capital structure; authority and noncontravention; the Company’s SEC documents; information supplied; absence of certain changes or events; litigation; contracts; permits and compliance with laws; environmental matters; labor relations; employee benefits; taxes; title to properties; intellectual property; research, development, distribution, marketing and manufacturing agreements; regulatory compliance; Rule 14d-10 matters; state takeover statutes; brokers and other advisors; and opinion of financial advisor.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company, including representations relating to: organization; authority and noncontravention; information supplied; interim operations of Purchaser; sufficiency of funds and ownership of stock of the Company.

Operating Covenants.  The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, except with Parent’s prior written consent or as specifically contemplated by the Merger Agreement (including in the Company’s disclosure schedule) the business of the Company and its subsidiaries will be conducted in the ordinary course consistent with past practice and the Company will, and will cause each of its subsidiaries to, use commercially reasonable efforts to comply with all applicable laws and, to the extent consistent therewith, use commercially reasonable efforts to keep available the services of their present officers and other employees and to preserve their assets and preserve their relationships with licensors, licensees, partners, customers, suppliers, distributors and others having business dealings with them and maintain their franchises, rights and permits. In addition, from the date of the Merger Agreement to the Effective Time, except with Parent’s prior written consent or as specifically contemplated by the Merger Agreement (including in the Company’s disclosure schedule) or, with respect to certain covenants, as required by law, the Company and its subsidiaries are subject to customary operating covenants and restrictions, including, but not limited to, declaration or payment of dividends; issuance, sale, pledge, redemption or repurchase of stock and other equity securities; amendment of certificate of incorporation or bylaws; acquisitions; sales, leases or other dispositions of assets or properties; incurrence or prepayment of indebtedness and making loans or investments; capital expenditures; satisfaction, settlement or waiver of claims or rights and disclosure of confidential information; entry into or amendment, waiver or termination of material contracts; payment of compensation or benefits other than base cash compensation; modification of benefit plans or agreements; actions to fund or secure payment of compensation or benefits; acceleration of payments or vesting of compensation or benefits under benefit plans or agreements; material determinations under benefit plans or agreements inconsistent with the ordinary course or past practice; employment and termination of certain executive employees, officers or contractors; formation of subsidiaries; entry into contracts that contain anti-assignment provisions; entry into collective bargaining agreements; practices to accelerate collections of receivables or postpone payments by the Company or its subsidiaries; writing down of any material assets; changes to financial or tax accounting principles or methods and changes to material tax elections; amendment of, or taking any action or making any determination with respect to, the Rights Agreement or redeeming the Rights; and entry into or approval of any agreement that would impede the transactions contemplated by the Merger Agreement.

Benefit Plan Matters.  The Merger Agreement provides that, during the 12-month period following the closing date of the Merger, employees of the Company who continue to be employed by the Surviving Corporation will receive compensation (including base salary and incentive and bonus opportunities, but excluding equity-based compensation) and benefits that are not materially less favorable (taken as a whole) than those provided to such employees immediately prior to the Effective Time. Nothing in the Merger Agreement will be construed as requiring Parent or any of its subsidiaries to employ any such employees for any length of time following the closing date of the Merger.

Rule 14d-10.  The Merger Agreement also provides for certain covenants on the part of the Company relating to Rule 14d-10 under the Exchange Act and approvals that are to be made by the Company’s compensation committee with respect to employment-related arrangements entered into after the date of the Merger Agreement.

Shareholders Meeting.  The Merger Agreement provides that the Company will, if the approval of the Merger Agreement by the Company’s shareholders is required by applicable law, hold a meeting of its shareholders for the purpose of approving the Merger Agreement. Subject to the no solicitation provisions of the Merger Agreement summarized below, the Company Board will recommend to the shareholders of the Company that they approve the Merger Agreement, and is obligated to include such recommendation in the proxy statement relating to such shareholders meeting.

No Solicitation Provisions.  The Merger Agreement contains provisions prohibiting each of the Company and its controlled affiliates, as well as their respective directors, officers and employees and other representatives, from:

•	directly or indirectly, soliciting, initiating, encouraging or taking any other action to knowingly facilitate any Takeover Proposal (as defined in this Section 11 below) or any inquiries or the making of any proposal that could reasonably be expected to lead to a Takeover Proposal; or

•	directly or indirectly, entering into, continuing or otherwise participating in any discussions or negotiations regarding, or furnishing to any person any information with respect to, or otherwise knowingly cooperating in any way with any person with respect to, any Takeover Proposal or any inquiries or the making of any proposal that could reasonably be expected to lead to a Takeover Proposal.

The Merger Agreement provides that the Company will, and will cause its subsidiaries and direct its representatives to, immediately cease and cause to be terminated all existing discussions and negotiations with any person conducted prior to the date of the Merger Agreement with respect to any Takeover Proposal and will request the prompt return or destruction of all confidential information previously furnished in connection therewith. Notwithstanding anything in the Merger Agreement to the contrary, at any time prior to Purchaser accepting for payment all Shares validly tendered and not validly withdrawn prior to the Expiration Date (the “Offer Closing”), the Company may, and may permit and authorize its affiliates and its affiliates’ representatives to, in response to a bona fide written Takeover Proposal that the Company Board determines in good faith (after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to lead to a Superior Proposal (as defined in this Section 11 below), and which Takeover Proposal was not solicited after the date of the Merger Agreement and was made after the date of the Merger Agreement and did not otherwise result from a breach of the no solicitation provisions of the Merger Agreement, (1) furnish information with respect to the Company and its subsidiaries to the person making such Takeover Proposal (and its representatives) pursuant to a confidentiality agreement that is no less favorable to the Company than the confidentiality agreement between Parent and the Company, so long as all such information had been provided, or is concurrently provided, to Parent and (2) participate in discussions or negotiations with the person making such Takeover Proposal (and its representatives) regarding such Takeover Proposal.

The Merger Agreement also provides that the Company will, as promptly as possible and in any event within 24 hours after the receipt thereof, advise Parent orally and in writing of (i) any Takeover Proposal or any request for information or inquiry that expressly contemplates or could reasonably be expected to lead to a Takeover Proposal and (ii) the material terms and conditions of such Takeover Proposal, request or inquiry (including any change to the financial terms, conditions or other material terms thereof) and the identity of the person making any such Takeover Proposal, request or inquiry. In addition, after the Company has provided the notice described above, the Company will make reasonable best efforts to confer with Parent at least once each calendar day and keep Parent reasonably informed of the status (including any change to the financial terms, conditions or other material terms) of any Takeover Proposal, request or inquiry and provide to parent, as soon as practicable and in any event within 24 hours after receipt or delivery thereof, copies of all draft agreements (and any other written material to the extent it contains any financial terms, conditions or other material terms relating to any Takeover Proposal) sent by or provided to the Company or its representatives in connection with such Takeover Proposal.

The Merger Agreement prohibits the Company Board and any committee thereof from (i) withdrawing or modifying in a manner adverse to Parent or Purchaser, or proposing publicly to withdraw or modify in a manner adverse to Parent or Purchaser, the approval or recommendation by the Company Board or any committee thereof of the Merger Agreement, regarding the Offer or the Merger, or approving or recommending, or proposing publicly to approve or recommend, any Takeover Proposal, or resolving or agreeing to take any such action (an “Adverse Recommendation Change”) or (ii) approving or recommending, or proposing publicly to approve, recommend or permit the Company or any of its affiliates to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (an “Acquisition Agreement”) constituting or related to, or which is intended to or would reasonably be expected to lead to, any Takeover Proposal (other than a confidentiality agreement entered into in accordance with the no solicitation provisions). Notwithstanding anything in the Merger Agreement to the contrary, at any time prior to the Offer Closing, the Company Board may (A) effect an Adverse Recommendation Change, so long as the Company Board determines in good faith (after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be inconsistent with its fiduciary duties to the shareholders of the Company under applicable law and (B) in response to a Superior Proposal, cause the Company to terminate the Merger Agreement and concurrently with such termination, cause the Company to pay the Termination Fee (as defined in this Section 11 below); provided, however, that (1) the Company Board may not effect such an Adverse Recommendation Change and (2) no termination of the Merger Agreement pursuant to the no solicitation provisions may be made, in each case unless the Company has complied with all its obligations under the no solicitation provisions (other than, in the case of an Adverse Recommendation Change, if, since July 22, 2009, no Takeover Proposal has been made or otherwise become publicly known and no person has publicly announced an intention to make a Takeover Proposal (in each case, whether or not conditional and whether or not withdrawn)).

No Adverse Recommendation Change or termination of the Merger Agreement pursuant to the no solicitation provisions may be made unless (x) the Company Board has first provided prior written notice to Parent that it is prepared to (1) effect an Adverse Recommendation Change (an “Adverse Recommendation Change Notice”) or (2) terminate the Merger Agreement pursuant to the no solicitation provisions of the Merger Agreement in response to a Superior Proposal (a “Superior Proposal Notice”), which notice must, if the basis for the proposed action by the Company Board is not related to a Superior Proposal, contain a description of the events, facts and circumstances giving rise to such proposed action or, if the basis for the proposed action by the Company Board is a Superior Proposal, contain a description of the material terms and conditions of such Superior Proposal and (y) Parent does not make, within three business days after the receipt of such notice, a proposal that would, in the reasonable good faith judgment of the Company Board (after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation), cause such events, facts and circumstances to no longer form the basis for the Company Board to effect an Adverse Recommendation Change or cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal, as the case may be. If Parent has in good faith proposed to the Company revisions to the terms of the transactions contemplated by the Merger Agreement during the three business day period prior to its effecting an Adverse Recommendation Change or terminating the Merger Agreement pursuant to the no solicitation provisions, the Company agrees that the Company and its representatives will negotiate in good faith with Parent and its representatives (so long as Parent and its representatives are negotiating in good faith) regarding any such revisions to the terms of the transactions contemplated by the Merger Agreement proposed by Parent. Any material changes with respect to such events, facts or circumstances mentioned above or material changes to the financial terms or any material change to other material terms of such Superior Proposal, as the case may be, occurring prior to the Company’s effecting an Adverse Recommendation Change or terminating the Merger Agreement pursuant to the no solicitation provisions, as the case may be, requires the Company to provide to Parent a new Adverse Recommendation Change Notice or Superior Proposal Notice and a new three business day period and, in determining whether to effect an Adverse Recommendation Change or whether to terminate the Merger Agreement, the Company Board is obligated to take into account any such changes.

The Merger Agreement does not prohibit the Company from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act or complying with Item 1012(a) of Regulation M-A under the Exchange Act or (ii) making any disclosure to its shareholders if, in the good faith judgment of the Company Board (after consultation with outside legal counsel), failure to so disclose is reasonably likely to result in a breach of applicable law, provided that the taking of any such position or the making of any such disclosure will be subject to and only taken in compliance with the no solicitation provisions of the Merger Agreement.

As used in the Merger Agreement, a “Takeover Proposal” means any proposal or offer (whether or not in writing) from any person (other than Parent or Purchaser or any of their affiliates) with respect to any (i) merger, consolidation, share exchange, other business combination or similar transaction involving the Company, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a subsidiary of the Company or otherwise), of any business or asset or assets of the Company or any of its subsidiaries representing 15% or more of the consolidated revenues or assets (determined by reference to book value or fair market value) of the Company and its subsidiaries, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any person (or the shareholders of any person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the outstanding Shares or of the voting power of the Company’s capital stock, (iv) transaction in which any person (or the shareholders of any person) acquires, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding Shares or of the voting power of the Company’s capital stock or (v) any combination of the foregoing.

As used in the Merger Agreement, a “Superior Proposal” means any binding bona fide written offer, which was not solicited after the date of the Merger Agreement, was made after the date of the Merger Agreement, and did not result from a breach of the no solicitation provisions of the Merger Agreement, made by any person (other than Parent or Purchaser or any of their affiliates) that, if consummated, would result in such person (or in the case of a direct merger between such person and the Company, the shareholders of such person) acquiring, directly or indirectly, more than 50% of the outstanding Shares or of the voting power of the Company’s capital stock or all or substantially all the assets of the Company and its subsidiaries, taken as a whole, and which offer the Company Board determines in good faith (after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation) (i) provides a higher value to the shareholders of the Company than the consideration payable in the Offer and the Merger (taking into account all of the terms and conditions of such proposal and the Merger Agreement (including any changes to the terms of the Offer or the Merger Agreement proposed by Parent in response to such Superior Proposal or otherwise)) and (ii) is reasonably capable of being completed in a timely fashion, taking into account all financial, legal, regulatory and other aspects of such proposal.

Insurance, Exculpation and Indemnification.  The Merger Agreement provides that Parent and Purchaser agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing on the date of the Merger Agreement in favor of the current or former directors or officers of the Company and its subsidiaries as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) and any indemnification or other agreements of the Company (in each case as in effect on the date of the Merger Agreement) will be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, and will survive the Merger and will continue in full force and effect in accordance with their terms.

Parent agrees pursuant to the Merger Agreement that it or the Surviving Corporation will, from the Offer Closing through the sixth anniversary of the Effective Time (such period, the “Tail Period”), maintain in effect the Company’s directors’ and officers’ liability insurance as in effect on the date of the Merger Agreement covering each person covered by such insurance on such date for acts or omissions occurring prior to the Effective Time on terms no less favorable than those of such policy in effect on the date of the Merger Agreement. Parent and the Surviving Corporation are not required to pay, in any one year during the Tail Period, aggregate costs of such policies that exceed 250% of the aggregate premiums paid by the Company for such purpose with respect to the period beginning on July 14, 2008 and ended July 14, 2009. Parent may (i) substitute therefor policies of any reputable insurance company or (ii) satisfy the foregoing obligation by causing the Company to obtain, on or prior to the closing date of the Merger, prepaid (or “tail”) directors’ and officers’ liability insurance policy at Parent’s expense, in each case, the material terms of which, including coverage and amount, are no less favorable to such directors and officers than the insurance coverage otherwise required under the insurance provisions of the Merger Agreement.

Obligations to Cause Merger to Occur.  The Merger Agreement requires each of the parties thereto to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including using its reasonable best efforts to accomplish the following: (i) the satisfaction of the conditions precedent to the Offer and the Merger set forth in the Merger Agreement, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from, and the giving of any necessary notices to, governmental entities and other persons and the making of all necessary registrations, declarations and filings (including the filing of a premerger notification and report form by the Company, Parent and Purchaser under the HSR Act not later than seven business days (or such longer period agreed in writing) after the execution of the Merger Agreement and the filing of other registrations, declarations and filings with, or provision of notices to, governmental entities, if any), (iii) the taking of all reasonable steps to provide any supplemental information requested by a governmental entity, including participating in meetings with officials of such entity in the course of its review of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (iv) the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any governmental entity or other person and (v) the execution and delivery of any additional instruments necessary to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

The Merger Agreement also requires each of the Company and the Company Board to, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, use its reasonable best efforts to ensure that the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such statute or regulation on the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. In addition, the Merger Agreement requires Parent to, subject to the exceptions set forth in the next paragraph, sell, hold separate or otherwise dispose of or conduct its business in a specified manner, agree to sell, hold separate or otherwise dispose of or conduct its business in a specified manner, or permit the conduct of its business in a specified manner or the sale, holding separate or other disposition of, any assets of Parent or its subsidiaries or, after the Closing, the Company or its subsidiaries, in each case as may be required to avoid the occurrence of, or to cause to cease to exist, certain laws, judgments and proceedings by governmental entities that would (A) make illegal or otherwise prohibit or materially delay the consummation of the Offer or the Merger, (B) limit or prohibit Parent’s ability to own or operate its business or assets or the business or assets of the Company, (C) limit Parent’s ability to exercise its rights with respect to the Shares or (D) require Parent to divest any of the Shares.

Notwithstanding anything to the contrary in the Merger Agreement, (i) neither the Company nor any of its subsidiaries will be required under the Merger Agreement to complete any disposition of assets prior to the closing of the Merger or enter into any agreement or arrangement requiring any disposition of assets that does not expressly provide that the Company’s obligation to complete such disposition is subject to the occurrence of the closing of the Merger, (ii) Parent, the Company and their respective subsidiaries will not be required under the Merger Agreement to, and Company and its subsidiaries may not without Parent’s written consent, sell, hold separate or otherwise dispose of, agree to sell, hold separate or otherwise dispose of, or permit the sale, holding separate or other disposition of, (A) certain enumerated products and platforms of the Company and its subsidiaries, (B) any other product of the Company or any of its subsidiaries that has been commercialized or is in Phase II or Phase III clinical development with respect to any clinical indication of such product or (C) any product of Parent or any of its subsidiaries that has been commercialized or is in Phase II or Phase III clinical development with respect to any clinical indication of such product (the products and platforms in clauses (A), (B) and (C), collectively, the “Specified Assets”), (iii) each of Parent, the Company and their respective subsidiaries will not be required under the Merger Agreement to, and each of the Company and its subsidiaries may not without Parent’s written consent, conduct its business, agree to conduct its business or permit the conduct of its business in any manner that impairs its freedom of action with respect to any Specified Asset and (iv) Parent and Purchaser shall not be obligated to, and the Company and its subsidiaries may not, without the prior written consent of Parent, agree to or proffer (A) any limitation on the ability of Parent or any of its subsidiaries effectively to acquire, hold or exercise full rights of ownership of the Shares, including the right to vote Shares acquired or owned by Parent or any of its subsidiaries on all matters properly presented to the shareholders of the Company or (B) the divestiture by Parent or its subsidiaries of any Shares. Notwithstanding anything to the contrary in the Merger Agreement, neither Parent nor any of its subsidiaries are obligated to litigate or participate in the litigation of any suit, claim, action, investigation or proceeding, whether judicial or administrative, brought by any governmental entity challenging or seeking to restrain, prohibit or place conditions on the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or the ownership or operation by the Company, Parent or any of their respective affiliates of all or any portion of their respective businesses as presently conducted and as currently proposed to be conducted. The Company and Parent are required to provide each other such assistance, information and cooperation as is reasonably required to obtain any such actions, nonactions, waivers, consents, approvals, orders and authorizations and, in connection therewith, are required to afford the other a reasonable opportunity to review and comment on any filings or submissions to any governmental entity and to notify the other person promptly following the receipt of any comments from any governmental entity and of any request by any governmental entity for amendments, supplements or additional information in respect of any registration, declaration or filing with, or notice to, such governmental entity and supply the other person with copies of all correspondence between such person or any of its representatives, on the one hand, and any governmental entity, on the other hand.

Directors.  The Merger Agreement provides that, upon the Offer Closing, Parent is entitled to designate, from time to time, such number of directors of the Company Board as will give Parent, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, representation equal to at least that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors (giving effect to the directors elected or appointed pursuant to this sentence) multiplied by (ii) the percentage that (A) the number of Shares owned by Parent and its subsidiaries (including Shares accepted for payment pursuant to the Offer) bears to (B) the number of Shares then outstanding; provided that until the Effective Time the Company Board shall have at least two Independent Directors. The Company is obligated pursuant to the Merger Agreement to take all action requested by Parent necessary to effect any such election or appointment, including (i) increasing the size of the Company Board and (ii) obtaining the resignation of such number of its current directors as is, in each case, necessary to enable such designees to be so elected or appointed to the Company Board in compliance with applicable law (including, to the extent applicable prior to the Effective Time, Rule 10A-3 under the Exchange Act and NASDAQ Rules 4350(c) and 4350(d)(2)). Following the election or appointment of the designees of Parent or Purchaser to the Company Board and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors (as defined in this paragraph below) then in office is required for the Company to consent to amend or terminate the Merger Agreement, to waive any of the Company’s rights or remedies under the Merger Agreement or to extend the time for the performance of any of the obligations or other acts of Parent or Purchaser. An “Independent Director” means a member of the Company Board who is a member of the Company Board on the date of the Merger Agreement.

Convertible Notes.  The Merger Agreement provides that, in accordance with the terms of the indenture dated as of May 3, 2004, as amended pursuant to the First Supplemental Indenture dated as of October 4, 2006 (the “Indenture”), between the Company and Wilmington Trust Company, as trustee, relating to the Company’s 2.25% Convertible Senior Notes due May 15, 2011 (the “Convertible Notes”), at such times required pursuant to the Merger Agreement, the Company will file with the trustee and provide to the holders of Convertible Notes all notices required under the Indenture and will execute a supplemental indenture giving effect to the conversion rights of holders. The Merger Agreement further provides that the Company will take all further actions as may be necessary to comply with all of the terms and conditions of the Indenture.

Conditions to the Merger.  The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or (to the extent permitted by law) waiver on or prior to the closing date of the Merger of the following conditions:

•	if required by law, approval of the Merger Agreement by the affirmative vote of a majority of the outstanding Shares cast in favor of approving the Merger Agreement;

•	no temporary restraining order, preliminary or permanent injunction or other judgment issued by any court of competent jurisdiction or other legal restraint or prohibition (collectively, “Legal Restraints”) that has the effect of preventing the consummation of the Merger is in effect; and

•	Purchaser has previously accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer.

Termination.  The Merger Agreement may be terminated, and the transactions contemplated by the Merger Agreement may be abandoned, at any time prior to the Effective Time, notwithstanding the approval of the holders of the Company’s common stock, upon written notice (other than in the case of termination by mutual written consent) from the terminating party to the non-terminating party specifying the provision of the Merger Agreement pursuant to which such termination is effected:

•	by mutual written consent of Parent, Purchaser and the Company, provided that following the election or appointment of Parent’s or Purchaser’s designees to the Company’s Board and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors then in office is required for the Company to consent to terminate the Merger Agreement;

•	by Parent or the Company if the Offer Closing has not occurred prior to October 30, 2009 (the “Termination Date”) for any reason; provided, however, that the right to terminate the Merger Agreement for this reason is not available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Offer Closing to occur prior to such date and such action or failure to act constitutes a breach of the Merger Agreement;

•	by Parent or the Company if (i) any Legal Restraint that has the effect of preventing the consummation of the Offer or the Merger is in effect and has become final and nonappealable or (ii) any Legal Restraint that has the effect of delaying the consummation of the Offer beyond the Termination Date is in effect and has become final and nonappealable; provided that the right to terminate the Merger Agreement under this clause (ii) will not be available to any party who is then in breach of the Merger Agreement covenant requiring that each party use reasonable best efforts to consummate the Offer and the Merger if such breach was a principal cause of such Legal Restraint being or remaining in effect;

•	prior to the Offer Closing, by Parent, in the event an Adverse Recommendation Change has occurred;

•	prior to the Offer Closing, by Parent, in the event the Company Board fails to publicly reaffirm its recommendation of the Offer within ten business days of a written request by Parent for such reaffirmation (which reaffirmation request may be made by Parent only once with respect to each Takeover Proposal and once with respect to each amendment to the financial terms, conditions or any other material term of such Takeover Proposal);

•	prior to the Offer Closing, by Parent, if (i) the Company has breached any of its representations or warranties or failed to perform any of its obligations, covenants or agreements contained in the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in paragraph (d) or (e) of “The Tender Offer — Section 15 — Certain Conditions of the Offer” and (B) is incapable of being cured by the Company by the Termination Date or, if capable of being cured by the Company by the Termination Date, the Company does not commence to cure such breach or failure within ten business days after its receipt of written notice thereof from Parent and use its reasonable best efforts to pursue such cure thereafter, or (ii) if any Legal Restraint having any of the consequences referred to in clauses (ii) through (iv) of paragraph (a) of “The Tender Offer — Section 15 — Certain Conditions of the Offer” is in effect and has become final and nonappealable; provided that the right to terminate the Merger Agreement under this clause (ii) will not be available to any party who is then in breach of the Merger Agreement covenant requiring that each party use reasonable best efforts to consummate the Offer and the Merger if such breach was a principal cause of such Legal Restraint being or remaining in effect;

•	prior to the Offer Closing, by the Company, if (i) Parent or Purchaser has breached any of its representations or warranties contained in the Merger Agreement or (ii) Parent or Purchaser has failed to perform all obligations, covenants or agreements required to be performed by them under the Merger Agreement at or prior to the Offer Closing, in each case, which breach or failure to perform (A) is incapable of being cured by Parent or Purchaser by the Termination Date or, if capable of being cured by Parent by the Termination Date, Parent and Purchaser do not commence to cure such breach or failure within ten business days after their receipt of written notice thereof from the Company and use their reasonable best efforts to pursue such cure thereafter and (B) in any way would reasonably be expected to prevent, materially impede or materially delay the consummation by Parent or Purchaser of the Offer, the Merger or the other transactions contemplated by the Merger Agreement;

•	prior to the Offer Closing, (i) by Parent if, on any then-scheduled expiration date for the Offer, the Company is not entitled to request an extension of the Offer and any of the Offer Conditions shall exist and (ii) by the Company, if the Offer has expired in accordance with its terms and has not been extended by Purchaser, and Purchaser has not accepted for payment within three business days following such expiration all Shares validly tendered and not validly withdrawn; or

•	by the Company in accordance with the terms and subject to the conditions specified in the no solicitation provisions of the Merger Agreement in connection with a Superior Proposal.

Termination Fee; Other Effects of Termination.  The Merger Agreement contemplates that a termination fee of $70,800,000 (the “Termination Fee”) will be payable by the Company to Parent under any of the following circumstances:

•	a Takeover Proposal has been made directly to the shareholders of the Company generally or has otherwise become publicly known or any person has publicly announced an intention (whether or not conditional and whether or not withdrawn) to make a Takeover Proposal and thereafter (A) the Merger Agreement is terminated by either Parent or the Company as a result of the termination right described under the second bullet immediately above under the heading “Termination” relating to the Offer Closing not occurring by the Termination Date and (B) within 18 months after such termination, the Company or any of its subsidiaries enters into any Acquisition Agreement with respect to any Takeover Proposal or any Takeover Proposal is consummated (solely for purposes of this provision, references to 15% in the definition of “Takeover Proposal” are deemed to be references to 35%); or

•	the Merger Agreement is terminated (i) by Parent pursuant to the termination right described under the fourth or fifth bullet immediately above under the heading “Termination” relating to an Adverse Recommendation Change or a failure by the Company Board to publicly reaffirm its recommendation of the Offer upon Parent request or (ii) by the Company pursuant to the no solicitation provisions of the Merger Agreement in connection with a Superior Proposal.

Amendment.  The Merger Agreement may be amended by the parties thereto at any time, whether before or after the Offer Closing has occurred or the approval of the Merger Agreement by the holders of a majority of the outstanding Shares, if required by applicable law, has been obtained; however, (i) after the Offer Closing, there may be no amendment that decreases the Merger Consideration and (ii) after the approval of the Merger Agreement by the holders of a majority of the outstanding Shares, there may not be made any amendment that by law requires further approval by such shareholders without the further approval of such shareholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of Parent, Purchaser and the Company. Following the election or appointment of the designees of Parent to the Company Board and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors then in office is required for the Company to consent to amend or terminate the Merger Agreement, to waive any of the Company’s rights or remedies under the Merger Agreement or to extend the time for the performance of any of the obligations or other acts of Parent or Purchaser.

12.	Purpose of the Offer; Plans for the Company.

Purpose of the Offer.  The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable following the Offer Closing.

Statutory Requirements.  Under the New Jersey Business Corporation Act (the “NJBCA”), the approval of the Company Board and, under certain circumstances, the affirmative vote of a majority of the Shares cast at a duly constituted meeting are required to approve the Merger Agreement and the transactions contemplated thereby. If a vote of the Shares is required, the Company has agreed in the Merger Agreement to take all actions necessary to convene and hold a meeting of its shareholders (the “Shareholders’ Meeting”), as promptly as practicable after the acceptance for payment of Shares pursuant to the Offer, to consider and vote upon the approval of the Merger Agreement and the transactions contemplated thereby. A proxy statement containing detailed information concerning the Merger will be furnished to shareholders of the Company in connection with any Shareholders’ Meeting. Notwithstanding the foregoing, if Parent, Purchaser and/or any other subsidiary of Parent has acquired at least 90% of the outstanding Shares, the parties will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a Shareholders’ Meeting in accordance with Section 14A:10-5.1 of the NJBCA.

Plans for the Company.  Except as disclosed in this Offer to Purchase, it is expected that, following the Merger, the business and operations of the Company will be continued substantially as they are currently being conducted. Notwithstanding the foregoing, Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing with a view to optimizing development of the Company’s potential in conjunction with Parent’s existing business.

Except as disclosed in this Offer to Purchase, Parent and Purchaser have no present plans, proposals or negotiations that would relate to or result in (i) any extraordinary transaction involving the Company or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the Company Board or management of Company, (iv) any material change in the Company’s present dividend rate or policy, or indebtedness or capitalization of the Company, (v) any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association, (vi) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act or (vii) any other material change in the Company’s corporate structure or business.

Agreements with Certain Employees of the Company.  Retention Agreement with Dr. Nils Lonberg. On July 21, 2009, Parent entered into a retention agreement superseding the Company’s employment agreement with its Senior Vice President and Scientific Director, Dr. Nils Lonberg. This retention agreement, which is conditioned upon the Closing, was entered into to secure Dr. Lonberg’s employment with Parent as Senior Vice President in Research and Development following the Closing. Under the terms of the agreement, Dr. Lonberg will be entitled to certain compensation and benefits if, during the term of the retention agreement, his employment with the Company is terminated (i) by Parent other than for “Cause” or (ii) by Dr. Lonberg for “Good Reason”. Additionally, upon commencing employment with Parent, Dr. Lonberg will receive a grant of Parent restricted stock units that will vest in equal annual installments over the four-year period following the Closing, contingent upon Dr. Lonberg’s continued employment with Parent during such period.

Retention Agreements with Other Executives.  Parent also is presently discussing entering into retention agreements with certain other executives of the Company.

Dissenters’ or Appraisal Rights.  No dissenters’ or appraisal rights are available to the Company’s shareholders in connection with the Offer or the Merger.

Going Private Transactions.  The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, shareholders will receive the same price per Share as paid in the Offer.

13.	Certain Effects of the Offer.

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than Purchaser and Parent. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation.  The Shares are quoted on NASDAQ. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of NASDAQ for continued listing on NASDAQ. The rules of NASDAQ establish certain criteria that, if not met, could lead to the delisting of the Shares from NASDAQ. Among such criteria are the number of shareholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of NASDAQ for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the NASDAQ Capital Market, the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Margin Regulations.  The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock listings, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on NASDAQ. Parent and Purchaser currently intend to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

Directors and Management.  Upon the Offer Closing, Parent intends to exercise its right under the Merger Agreement to designate a number of members of the Company Board as will give Parent (subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder) representation on the Company Board equal to that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors multiplied by (ii) the percentage that (x) the Shares owned by Parent and its subsidiaries bears to (y) the Shares then outstanding. Further, upon the Effective Time and pursuant to the terms of the Merger Agreement, the officers of Purchaser will become the officers of the Surviving Corporation.

Indebtedness.  Parent intends that the Convertible Notes will not remain outstanding following the closing of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, the Company will not, and will not permit its subsidiaries to, declare, set aside or pay any dividends on or make any other distributions (whether in cash, property, stock or other securities) in respect of any of its capital stock or other equity or voting interests, except for dividends by a direct or indirect wholly owned subsidiary of the Company to such subsidiary’s parent.

The Merger Agreement further provides that if, between the date of the Merger Agreement and the Effective Time, the outstanding Shares are changed into, or exchanged for, a different number or class of shares by reason of any stock dividend, split, combination or reclassification of shares, reorganization, recapitalization or other similar transaction, then the Offer Consideration and the Merger Consideration will be adjusted to the extent appropriate to fairly reflect the effects of such transaction.

15.	Certain Conditions of the Offer.

Notwithstanding any other provisions of the Offer, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares and, subject to the terms of the Merger Agreement, may terminate or amend the Offer, if (i) there shall not be validly tendered and not validly withdrawn prior to the Expiration Date (as it may be extended or re-extended pursuant to the Merger Agreement) that number of Shares which, when added to the Shares already owned by Parent and its subsidiaries, represents at least a majority of the total number of outstanding Shares on a “fully diluted basis” on the Expiration Date (the “Minimum Tender Condition”), (ii) any waiting period (and any extension thereof) applicable to the Offer or the Merger under the HSR Act shall not have been terminated or shall not have expired prior to the Expiration Date, (iii) the Company and Parent shall have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement shall have been terminated in accordance with its terms or (iv) any of the following events exist on the Expiration Date or immediately prior to the Offer Closing:

(a) there shall be any Federal, state or local, domestic or foreign, statute, law, code, ordinance, rule or regulation of any governmental entity or any Federal, state or local, domestic or foreign, judgment, injunction, writ, decree or order of any governmental entity or arbitrator enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by any governmental entity (other than the application of the waiting period provisions of the HSR Act to the Offer or to the Merger) the effect of which is to, or would reasonably be expected to, directly or indirectly: (i) make illegal or otherwise prohibit or materially delay consummation of the Offer or the Merger, (ii) restrict, prohibit or limit the ownership or operation by Parent or any of its subsidiaries of all or any portion of the business or assets of Parent, the Company or any of their respective subsidiaries or compel Parent or any of its subsidiaries to dispose of or hold separately all or any portion of the business or assets of Parent, the Company or any of their respective subsidiaries, or impose any limitation, restriction or prohibition on the ability of Parent, the Company or any of their respective subsidiaries to conduct its business or own such assets, (iii) impose limitations on the ability of Parent or any of its subsidiaries effectively to acquire, hold or exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by Parent or any of its subsidiaries on all matters properly presented to the shareholders of the Company, or (iv) require divestiture by Parent or any of its subsidiaries of any Shares;

(b) there shall be instituted, pending or threatened any suit, action or proceeding by any governmental entity seeking any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

(c) there shall have occurred following the execution of the Merger Agreement any state of facts, condition, change, development or event which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(d) (i) any of the representations and warranties of the Company set forth in the first sentence of section 4.01(a) or in Section 4.01(c) (except for the second, third, fourth, fifth and last sentences of clause (iv) thereof), 4.01(d)(i), 4.01(s) or 4.01(t), in each case, of the Merger Agreement, which sections relate to organization, valid existence, good standing and corporate power; capital structure; corporate authority and noncontravention; Rule 14d-10 matters; and state takeover statutes, respectively, that are qualified as to materiality shall not be true and correct, and any such representations or warranties that are not so qualified shall not be true and correct in all material respects; (ii) the representations and warranties of the Company set forth in Section 4.01(i)(A)(ii)(y) of the Merger Agreement, which section relates to the identification of contracts which after the Effective Time would restrict Parent or any of its subsidiaries in any material respect with respect to certain products of Parent or any of its subsidiaries that have been commercialized or are in Phase II or Phase III clinical development, shall not be true or correct as of the date of the Merger Agreement with respect to certain specified products of Parent or its subsidiaries except if (x) the applicable material contract not set forth in breach of such representation would not materially affect (based on the global sales of the applicable product or products) the ability of Parent or of any of its subsidiaries to sell one or more of such products or (y) such material contract is terminated or amended after the date of the Merger Agreement in compliance with the terms of the Merger Agreement so that such contract would not be a material contract required to be set forth in Section 4.01(i)(A)(ii)(y) of the Company’s disclosure schedule if such termination or amendment had been effected prior to the date of the Merger Agreement; or (iii) any representations and warranties of the Company set forth in the Merger Agreement (other than those listed in the preceding clause (i) but including those listed in the preceding clause (ii)) shall not be true and correct, except in the case of this clause (iii) to the extent that the facts or matters as to which such representations and warranties are not so true and correct (without giving effect to any qualifications and limitations as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect (as defined in this Section 15 below); in the case of each of clauses (i) and (iii) above as of the date of the Merger Agreement and as of such time (except to the extent such representations and warranties relate to an earlier time, in which case as of such earlier time); or

(e) the Company shall have failed to perform in any material respect any obligation, agreement or covenant required to be performed by it under the Merger Agreement and such failure to perform shall not have been cured to the good faith satisfaction of Parent.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions are for the benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

As used in the Merger Agreement and the foregoing conditions, a “Material Adverse Effect” means any state of facts, condition, change, development or event with respect to the Company (each, an “Event”) that (i) results in a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or (ii) prevents, materially impedes or materially delays beyond the Termination Date the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement; provided, however, that none of the following will be deemed, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been or will be, a Material Adverse Effect: (A) any Events generally affecting (1) the industry in which the Company primarily operates to the extent they do not have a materially greater adverse effect on the Company and its subsidiaries, taken as a whole, in relation to other companies in the industry in which the Company primarily operates or (2) the economy, or financial or capital markets, in the United States or elsewhere in the world to the extent they do not have a materially greater adverse effect on the Company and its subsidiaries, taken as a whole, in relation to other companies in the industry in which the Company primarily operates; (B) any Events arising from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event to the extent they do not have a materially greater adverse effect on the Company and its subsidiaries, taken as a whole, in relation to other companies in the industry in which the Company primarily operates; (C) any failure, in and of itself, by the Company to meet any internal or published projections or predictions (whether such projections or predictions were made by the Company or independent third parties) for any period ending on or after the date of the Merger Agreement (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, and may be taken into account in determining whether there has been or will be, a Material Adverse Effect); (D) any Events resulting from or arising out of any change in GAAP or changes in applicable law or the interpretation thereof by governmental entities; (E) any Events (including any loss of employees or any loss of, or any disruption in, supplier, licensor, licensee, partner or similar relationships) directly attributable to the announcement or pendency of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement (provided that the exceptions in this clause (E) will not apply to that portion of any representation or warranty contained in the Merger Agreement to the extent that the purpose of such portion of such representation or warranty is to address the consequences resulting from the execution and delivery of the Merger Agreement or the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or the performance of obligations or satisfaction of conditions under the Merger Agreement) and (F) any Events resulting from changes in the market price or trading volume of the Common Stock (it being understood that the facts or occurrences giving rise to or contributing to such Events may be deemed to constitute, and may be taken into account in determining whether there has been or will be, a Material Adverse Effect).

16.	Certain Legal Matters; Regulatory Approvals.

General.  Except as set forth in the paragraph below, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental entity that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, any of which under certain conditions specified in the Merger Agreement, could cause Purchaser to elect to terminate the Offer without the acceptance for payment of Shares thereunder under certain conditions. See “The Tender Offer — Section 15 — Certain Conditions of the Offer.”

On July 23, 2009, a purported shareholder of the Company named Kenneth Blumberg filed a lawsuit in federal court in New Jersey against the members of the Company Board, the Company and Parent. Mr. Blumberg purports to sue on behalf of a class of other shareholders of the Company. He alleges that the members of the Company Board breached their fiduciary duties to the Company’s shareholders in connection with the sale of the Company, and that the Company and Parent aided and abetted the purported breaches of fiduciary duties. The complaint seeks to enjoin the Offer, in addition to seeking other relief. Purchaser and Parent believe the allegations against Parent are without merit, and Parent intends to defend vigorously the action.

State Takeover Statutes.  A number of states (including New Jersey, where the Company is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. To the extent that these state takeover statutes (other than the New Jersey laws described below) purport to apply to the Offer or the Merger, we believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

The Company is incorporated under the laws of the State of New Jersey and maintains its principal executive offices in New Jersey. Section 14A:10A-4 of the NJBCA prohibits such a New Jersey corporation from engaging in a “business combination” (defined to include mergers and certain other strategic transactions) with an “interested shareholder” (defined generally as a person that is the beneficial owner of 10% or more of the voting power of the outstanding stock of such corporation, or an affiliate or associate thereof) for a period of five years following the date such person became an interested shareholder, unless the business combination is approved by the board of directors of the Company prior to the date the shareholder became an interested shareholder. In addition, Section 14A:10A-5 of the NJBCA prohibits such a New Jersey corporation from engaging in a business combination with an interested shareholder after the five-year period unless the business combination (i) was approved by the board of directors of the Company prior to the date the interested shareholder became an interested shareholder, (ii) is approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by the interested shareholder, or (iii) the business combination meets certain fair price criteria.

The provisions of Sections 14A:10A-4 and 14A:10A-5 of the NJBCA are not applicable to the transactions contemplated by the Merger Agreement because neither Parent nor Purchaser is currently an interested shareholder of the Company and the Company Board has approved the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations, other than as set forth in this Offer to Purchase. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered. See “The Tender Offer — Section 15 — Certain Conditions of the Offer.”

United States Antitrust Compliance.  Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period which begins when Parent has filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the 15-calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m. the next business day. The Company must file a Premerger Notification and Report Form within ten calendar days after Parent files its Premerger Notification and Report Form. Parent expects to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger no later than July 28, 2009, and, if so filed, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about August 12, 2009, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10-calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

Other Foreign Laws.  The Company and Parent and certain of their respective subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer or the Merger. Parent and the Company are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable.

17.	Fees and Expenses.

J.P. Morgan Securities Inc. is acting as Dealer Manager (in such capacity, the “Dealer Manager”) in connection with the Offer and has provided certain financial advisory services to Parent in connection with the proposed acquisition of the Company, for which services it will receive customary compensation. Parent and Purchaser have agreed to reimburse the Dealer Manager for its reasonable costs and expenses incurred in connection with its engagement, and to indemnify the Dealer Manager and certain related parties against certain liabilities and expenses in connection with its engagements, including certain liabilities under the federal securities laws. In the ordinary course of business, including their trading and brokerage operations and in a fiduciary capacity, J.P.Morgan and its affiliates may hold positions, both long and short, for their own accounts and for those of their customers, in Parent and/or the Company’s securities, including the Shares. As a result, J.P.Morgan at any time may own certain of Parent and/or the Company’s equity securities, including the Shares. In addition, J.P.Morgan may tender Shares into the Offer for its own account.

Parent and Purchaser have retained Georgeson Inc. to be the Information Agent (the “Information Agent”) and Mellon Investor Services LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable or customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable or customary expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.]

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, the Dealer Manager and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Purchaser, the Depositary, the Dealer Manager or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under “The Tender Offer — Section 7 — Certain Information Concerning the Company” above.

Puma Acquisition Corporation

July 28, 2009

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
PARENT AND PURCHASER

1.  Directors and Executive Officers of Parent.  The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of Parent. The current business address of each person is 345 Park Avenue, New York, New York 10154 and the current phone number is (212) 546-4000. Unless otherwise indicated, each such person is a citizen of the United States of America.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Lamberto Andreotti	Director of Parent since 2009.
President and Chief Operating Officer since March 2009. Mr. Andreotti has been with Bristol-Myers Squibb for 11 years. From March 2008 to March 2009, Mr. Andreotti served as Executive Vice President and Chief Operating Officer of BMS. From May 2007 until March 2008, he served as Executive Vice President of BMS and Chief Operating Officer of Worldwide Pharmaceuticals, a division of Parent. Mr. Andreotti served as Executive Vice President of BMS and President of Worldwide Pharmaceuticals, from 2005-2007 and as Senior Vice President and International President of Worldwide Pharmaceuticals, from 2002-2005. He is Vice Chairman of the Board of Directors of Mead Johnson Nutrition Company.
Lewis B. Campbell	Director of Parent since 1998.
Chairman, President and Chief Executive Officer since February 1999 of Textron Inc., a multi-industry company serving the aircraft, industrial products and components and financial industries. Mr. Campbell is a member of The Business Council and The Business Roundtable where he serves on the Security Task Force and the International Trade and Investment Task Force.
James M. Cornelius	Director of Parent since 2005.
Chairman and Chief Executive Officer of Parent since February 11, 2008 and a member of the Management Council. Mr. Cornelius served as Parent’s Chief Executive Officer since September 12, 2006. From November 2005 through April 2006, Mr. Cornelius served as the Chairman of the Board and Chief Executive Officer (interim) of Guidant Corporation. He served as Guidant’s Non-Executive Chairman of the Board from 2000 until 2005. Mr. Cornelius is a Director of The DIRECTV Group and Given Imaging Ltd.
Louis J. Freeh	Director of Parent since 2005.
President, Freeh Group International Solutions, LLC, a consulting firm, and Managing Partner, Freeh Sullivan Sporkin, LLP, a law firm, since 2007. Mr. Freeh served as Vice Chairman, General Counsel, Corporate Secretary and Ethics Officer to MBNA Corporation, a bank holding company, from 2001 until its acquisition by Bank of America in January 2006. He served as FBI Director from 1993 to 2001 and previously as a U.S. District Judge, Assistant U.S. Attorney and FBI Special Agent. Mr. Freeh serves as Independent Compliance Advisor for Daimler AG, formerly DaimlerChrysler AG.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Laurie H. Glimcher, M.D.	Director of Parent since 1997.
Irene Heinz Given Professor of Immunology at the Harvard School of Public Health and Professor of Medicine at Harvard Medical School since 1991. Dr. Glimcher is a Director of Waters Corporation. She is a Fellow of the American Academy of Arts and Sciences and a member of the National Academy of Sciences, American Association of Immunologists, National Academy of Science USA, and the Institutes of Medicine of the National Academy of Sciences. She sits on the Memorial Sloan-Kettering Cancer Center Board of Scientific Consultants and on the Scientific Advisory Boards of the Burroughs-Wellcome Fund, Cancer Research Institute, Immune Disease Institute, Health Care Ventures, Inc., Nodality Inc., Abpro, Inc. and Sandler Foundation Fund.
Michael Grobstein	Director of Parent since 2007.
Retired Vice Chairman of Ernst & Young LLP, an independent registered public accounting firm. Mr. Grobstein worked with Ernst & Young from 1964 to 1998, and was admitted as a partner in 1975. He served as a Vice Chairman-International Operations from 1993 to 1998, as Vice Chairman-Planning, Marketing and Industry Services from 1987 to 1993, and Vice Chairman-Accounting and Auditing Services from 1984 to 1987. He is a Director of Given Imaging Ltd. He serves on the Board of Trustees and Executive Committee of the Central Park Conservancy and on the Board of Directors of New Yorkers for Parks.
Leif Johansson	Director of Parent since 1998.
President of AB Volvo and Chief Executive Officer of the Volvo Group, a global commercial transport equipment group, since 1997. Between 1979 and 1997, Mr. Johansson held various executive positions in AB Electrolux, a world leader in appliances, including serving as CEO between 1994 and 1997. He is a Director of Svenska Cellulosa Aktiebolaget SCA, The Confederation of Swedish Enterprise, Royal Swedish Academy of Engineering Sciences, the Association of Swedish Engineering Industries, ACEA and ACEA Commercial Vehicles. He is also a member of the European Business Roundtable of Industrialists.
Alan J. Lacy	Director of Parent since 2008.
Senior Adviser to Oak Hill Capital Partners, L.P., a private equity investment firm, since 2007. From 1994 to 2006, he was employed by Sears, Roebuck and Co., a department store, and following its acquisition, Sears Holdings Corporation, a large broadline retailer. Mr. Lacy held executive level positions of increasing responsibility in finance and operations, including his service as Chief Executive Officer from 2000 to 2005. He also served as Vice Chairman from 2005 to 2006. He is a Director of The Western Union Company. He serves on the Board of Trustees of Fidelity Funds and The Field Museum of Natural History and is Chairman of the Board of Trustees of the National Parks Conservation Association.
Vicki L. Sato, Ph.D.	Director of Parent since 2006.
Professor of management practice at the Harvard Business School and Professor of molecular and cell biology at Harvard University since July 2005. In 2006, Dr. Sato became Special Advisor to Atlas Venture, a global venture capital firm. Dr. Sato retired as President of Vertex Pharmaceuticals Incorporated, a global biotechnology company, where she was responsible for research and development, business and corporate development, commercial operations, legal, and finance in 2005. Dr. Sato also served as Chief Scientific Officer, Senior Vice President of Research and Development, and Chair of the Scientific Advisory Board at Vertex before being named President in 2000. She is a Director of PerkinElmer Corporation, Infinity Pharmaceuticals and Alnylam Pharmaceuticals.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Togo D. West, Jr.	Director of Parent since 2008.
Chairman of TLI Leadership Group, a strategic consulting firm, since 2006 and Chairman of Noblis, Inc., a nonprofit science, technology and strategy organization, since 2001. From 2004 to 2006, Secretary West was the Chief Executive Officer of the Joint Center for Political and Economic Studies, a nonprofit research and public policy institution. He served as Of Counsel to the Washington, D.C. based law firm of Covington & Burling from 2000 to 2004. Secretary West served as Secretary of the United States Department of Veterans Affairs from 1998 to 2000 and Secretary of the United States Army from 1993 to 1998. He is a Director of FuelCell Energy, Inc., Krispy Kreme Doughnuts and AbitibiBowater Inc. He is also a Trustee of Boy Scouts of America.
R. Sanders Williams, M.D.	Director of Parent since 2006.
Senior Vice Chancellor for Academic Affairs at Duke University Medical Center since 2007 and Dean of Duke University School of Medicine from 2001 to 2007. Dr. Williams joined the Duke faculty in 1980 as an assistant professor of medicine, physiology and cell biology. Dr. Williams is a Director of Laboratory Corporation of America, and is a Consultant to Phrixus, Inc. He has served recently on the Director’s Advisory Committee of the National Institutes of Health and the Board of External Advisors to the National Heart, Lung and Blood Institute. He is governing board member of Duke-NUS Graduate Medical School, Singapore. He is also a member of the Institute of Medicine of the National Academy of Sciences and a fellow of the American Association for the Advancement of Science.
Béatrice Cazala	President, Global Commercialization, and President, Europe since March 2009 and a member of the Management Council. She was previously President, Europe and Asia Pacific. From 1994 to 2000, she served as Vice President and General Manager of UPSA France. In 2000, she became Senior Vice President and General Manager, Pharma/UPSA France and, in 2002, she was appointed senior vice president, Northern Europe, based in the UK.
John E. Celentano	President, Emerging Markets and Asia Pacific since 2009 and a member of the Management Council. From March 2008 to March 2009, he served as Senior Vice President of Strategy & Productivity Transformation of Parent. President, Health Care Group, a division of Parent, from 2005 until March, 2008. From 2002 to 2005, served as President, Latin America and Canada, Worldwide Medicines Group, a division of Parent. From May 2008 until September 22, 2005, Mr. Celentano was a member of the Company Board.
Brian Daniels, M.D.	Senior Vice President, Global Development, Research and Development, a division of Parent, since 2008. From 2004 to 2008, served as Senior Vice President, Global Clinical Development, Worldwide Medicines Group Research and Development, a division of Parent. From 2003 to 2004, served as Vice President, Global Development Operations, Worldwide Medicines Group Pharmaceutical Research Institute, a division of Parent. From 2002 to 2003, served as Vice President, Full Development Teams, Worldwide Medicines Group Pharmaceutical Research Institute, a division of Parent.
Carlo de Notaristefani	President, Technical Operations, of Parent since 2004 and a member of the Management Council. During 2004, served as Senior Vice President, International Finishing Operations, of Parent. From 2003 to January 2004, served as Senior Vice President, Global Finishing, of Sanofi Aventis.
Anthony C. Hooper	President, U.S. Pharmaceuticals, Worldwide Medicines Group, a division of Parent, since 2004 and a member of the Management Council. From 2002 to 2004, served as President, Europe, Middle East & Africa, Worldwide Medicines Group, a division of Parent.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Jean-Marc Huet	Senior Vice President and Chief Financial Officer of Parent since March 31, 2008. Mr. Huet served as Chief Financial Officer of Royal Numico N.V. from 2003 until the company was acquired by Groupe Danone in 2007. Prior to joining Royal Numico, N.V., he was an Executive Director, Investment Banking Services, at Goldman Sachs International based in London.
Sandra Leung	Senior Vice President and General Counsel, Corporate Staff of Parent, since 2007 and a member of the Management Council. From 2002 to 2006, served as Vice President and Corporate Secretary, Corporate Staff of Parent. From 2006 to 2007, served as Vice President, Corporate Secretary and Acting General Counsel, Corporate Staff of Parent.
Anthony McBride, Ph.D.	Senior Vice President, Human Resources, Corporate Staff of Parent, since 2008. From 2005 to 2008, served as Vice President, Human Resources, Pharmaceutical Commercial Operations of Worldwide Pharmaceuticals, a division of Parent. From 2002 to 2005, served as Vice President, Human Resources, International & Global Marketing of Worldwide Medicines Pharmaceuticals Group Staff, a division of Parent.
Elliott Sigal, M.D., Ph.D.	Executive Vice President, Chief Scientific Officer and President, Research & Development, a division of Parent, since 2004 and a member of the Management Council. From 2002 to 2004, served as Senior Vice President, Global Clinical and Pharmaceutical Development, Pharmaceutical Research Institute, a division of Parent.
Robert T. Zito	Senior Vice President, Corporate and Business Communications and Chief Communications Officer of Parent, since 2004 and a member of the Management Council. From 1999 to 2004, served as Executive Vice President, Communications, New York Stock Exchange.

2.  Directors and Executive Officers of Purchaser.  The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of Purchaser. The current business address of each person is 345 Park Avenue, New York, New York 10154-0037 and the current phone number is (212) 546-4000. Unless otherwise indicated, each such person is a citizen of the United States of America.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Dr. Jeremy Levin	Director of Purchaser.
President of Purchaser. Senior Vice President, Strategic Transactions, of Parent since September 2007. From 2003 to September 2007, served as Global Head of Business Development and Strategic Alliances, Novartis Institutes of Biomedical Research.
David T. Bonk	Director of Purchaser.
Vice President of Purchaser. Vice President and Associate General Counsel of Parent.
Jeffrey Galik	Director of Purchaser.
Treasurer of Purchaser. Treasurer of Parent.
P. Joseph Campisi, Jr.	Vice President of Purchaser. Vice President and Senior Counsel, Corporate Development, of Parent since August 2003. Partner, Pillsbury Winthrop Shaw Pittman LLP, from January 1998 through July 2003.
Sonia Vora	Secretary of Purchaser. Senior Counsel and Assistant Corporate Secretary of Parent.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each shareholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Tender Offer is:

Mellon Investor Services LLC

If delivering by mail:	If delivering by hand or courier:

Mellon Investor Services LLC Attn: Corporate Action Dept., 27th Floor P.O. Box 3301 South Hackensack, NJ 07606	Mellon Investor Services LLC Attn: Corporate Action Dept., 27th Floor 480 Washington Boulevard Jersey City, NJ 07310

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Tender Offer is:

Georgeson Inc.

199 Water Street, 26th Floor
New York, NY 10038-3560

Banks and Brokerage Firms, Please Call:
(212) 440-9800

Shareholders and All Others, Call Toll-Free:
(800) 491-3096

The Dealer Manager for the Tender Offer is:

J.P. Morgan Securities Inc.
383 Madison Avenue, 5th Floor
New York, New York 10179

(877) 371-5947 (Call Toll-Free)